Exhibit 10.2

COLLABORATION AND LICENSE AGREEMENT

between

LEXICON GENETICS INCORPORATED

and

BRISTOL-MYERS SQUIBB COMPANY

Collaboration and License Agreement
This Collaboration and License Agreement (this “Agreement”) is dated as of December 17, 2003 (the “Effective Date”) and is made by and between Lexicon Genetics Incorporated, a Delaware corporation (“Lexicon”), and Bristol-Myers Squibb Company, a Delaware corporation (“BMS”). Lexicon and BMS are sometimes referred to herein individually as a “party” and collectively as the “parties.”
R E C I T A L S
WHEREAS, Lexicon and BMS are each in the business of discovering, developing and commercializing pharmaceutical products; and
WHEREAS, Lexicon is engaged in the identification and validation of targets for use in the discovery of compounds potentially useful to prevent or treat diseases and conditions of the central nervous system;
WHEREAS, Lexicon and BMS are interested in collaborating in the discovery, development and commercialization of compounds for use in the prevention or treatment of such diseases and conditions;
NOW, THEREFORE, in consideration of the premises and of the covenants herein contained, the parties hereto mutually agree as follows:
Article 1.    DEFINITIONS
The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated in places throughout this Agreement.
1.1    “Affiliate” means any corporation, company, partnership, joint venture and/or firm that controls, is controlled by or is under common control with a party to this Agreement. For purposes hereof, “control” means (a) in the case of corporate entities, direct or indirect ownership of more than fifty percent (50%) of the stock or shares entitled to vote for the election of directors; and (b) in the case of non-corporate entities, direct or indirect ownership of more than fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.
1.2    “Agreement” means this Collaboration and License Agreement, including all Exhibits hereto.
1.3    “Alliance Manager” has the meaning set forth in Section 3.12.
1.4    “Annual Research Plan” means the plan to be developed by the Joint Scientific Committee and approved by the Joint Management Committee for each Contract Year, to be updated as necessary during each Contract Year, setting forth, among other things, a master plan for the Research Program during the Research Program Term and the matters described in Section 2.7 hereof.
1.5    “Background Materials” means BMS Background Materials and Lexicon Background Materials.
1.6    “Background Technology” means BMS Background Technology and Lexicon Background Technology.
1.7    “Back-up Compound” means a Program Compound acting through the same Selected Target as a Development Candidate and designated by the Joint Management Committee as a back-up for such Development Candidate, including, without limitation, any Program Compound for which the Joint Management Committee authorizes the conduct of preclinical work sufficient to support the filing of an IND.
1.8    “Blended Rate” means (a) the total amount of royalties (stated in U.S. dollars) that would be payable in a Contract Year with respect to a Product under Section 5.5.1 or 5.5.2, as applicable, without the applicable reduction in the royalty rate divided by (b) the total Net Sales (stated in U.S. dollars) of such Product in that Contract Year, expressed as a percentage.
1.9    “BMS” means Bristol-Myers Squibb Company and its Affiliates.
1.10    “BMS Background Materials” means any compounds, assays or other materials that are (a) necessary or useful for the conduct of the Research Program, (b) Controlled by BMS, (c) utilized in the Research Program (but only to the extent so utilized) and (d) either in BMS’s or any of its Affiliates’ possession as of the Effective Date or are discovered or acquired by BMS or any of its Affiliates during the Research Program Term but outside of the conduct of the Research Program. BMS Background Materials excludes Selected Targets and Program Compounds.
1.11    “BMS Background Technology” means any inventions, information, methods, know-how, trade secrets or data that (a) are necessary or useful for the performance of the Research Program, (b) are Controlled by BMS, (c) are utilized in the Research Program (but only to the extent so utilized) and (d) either are in BMS’s or any of its Affiliates’ possession as of the Effective Date or are discovered or acquired by BMS or any of its Affiliates during the Research Program Term but outside of the conduct of the Research Program.
1.12    “BMS Development Compound” means any and all of the following:
(a)    a Development Candidate for a BMS Target that is so designated under Section 2.5 hereof; and

(b)    any Back-up Compound(s) designated for such Development Candidate; and

(c)	any other Small Molecule Compound that acts through the same BMS Target:

(i)    that is made in the course of performing medicinal chemistry on or optimizing such Development Candidate and Back-up Compound(s), or performing structure activity relationship activities using such Development Candidate, Back-up Compound(s) or other Program Compounds active against such BMS Target; provided that such Small Molecule Compound is first synthesized within four (4) years after the expiration or earlier termination, in accordance with Section 2.5.3.1, of Lexicon’s obligations with respect to Research Program Activities requested by BMS relating to such BMS Target; or

(ii)    that is Covered by a Valid Claim of any Program Patent Rights; and

(d)    any salts of any of the foregoing.

1.13    “BMS Inactive Selected Target” has the meaning set forth in Section 2.3.4.4.
1.14    “BMS Product” means a pharmaceutical product containing a BMS Development Compound as an active ingredient.
1.15    “BMS Target” means a Selected Target that is so designated under Section 2.5 hereof.
1.16    “CNS Field” means the prevention, palliation, control or treatment in humans of (a) depression, schizophrenia, bipolar disease, dementia, anxiety, attention deficit hyperactivity disorder, anorexia nervosa and other affective disorders, (b) Alzheimer’s disease and other cognitive disorders, (c) Parkinson’s disease, amyotrophic lateral sclerosis and other neurodegenerative disorders, (d) pain, (e) epilepsy, (f) insomnia, narcolepsy and other sleep disorders, (g) substance abuse and (h) migraine.
1.17    “Compound Library Screening” means screening of compound libraries to identify Small Molecule Compounds that are active against a Selected Target using an assay that meets requirements (for example, with respect to throughput) established by, or the use of which is otherwise approved by, the Joint Scientific Committee. For purposes of this Agreement, “commencement of Compound Library Screening” for a Selected Target means the initiation of Compound Library Screening for such Selected Target, following Joint Management Committee authorization, by either BMS or Lexicon.
1.18     “Confidential Information” means any information and data received by a party (the “Receiving Party”) from the other party or its Affiliates (the “Disclosing Party”) in connection with this Agreement (including, without limitation, all information disclosed by the parties under Article 2 hereof and any research, testing, clinical, regulatory, marketing or other scientific or business information, plans, or data pertaining to any Product of the Disclosing Party). Notwithstanding the foregoing, Confidential Information shall not include any part of such information or data that:
(a)    is or becomes part of the public domain other than by unauthorized acts of the Receiving Party or its Affiliates;
(b)    can be shown by written documents to have been already in the possession of the Receiving Party or its Affiliates prior to disclosure under this Agreement, provided such information or data was not obtained directly or indirectly from the Disclosing Party under an obligation of confidentiality;
(c)    can be shown by written documents to have been disclosed to the Receiving Party or its Affiliates by a Third Party, provided such information or data was not obtained directly or indirectly from the Disclosing Party under an obligation of confidentiality; or
(d)    can be shown by written documents to have been independently developed by the Receiving Party or its Affiliates without use, aid or application of Confidential Information of the Disclosing Party.
Specific Confidential Information of a Disclosing Party shall not be deemed to come under the foregoing exceptions merely because it is embraced by more general information that is or becomes part of the public domain, or is known by, disclosed to or independently developed by the Receiving Party.
1.19    “Contract Year” means (a) with respect to the first Contract Year, the period beginning on the Effective Date and ending on December 31, 2004 (the “First Contract Year”), and (b) with respect to each subsequent Contract Year, the twelve (12) month period beginning on the day following the end of the First Contract Year and each succeeding twelve (12) month period thereafter during the term of the Agreement (except that the last Contract Year shall end on the effective date of any termination or expiration of this Agreement). Each Contract Year (other than the First and last Contract Year) shall be divided into four (4) “Contract Quarters” comprised of successive three (3) month periods. In the First Contract Year, the first Contract Quarter shall begin on the Effective Date and end on March 31, 2004, and in the last Contract Year, the last Contract Quarter shall end on the effective date of any termination or expiration of this Agreement.
1.20    “Control” or “Controlled” means, with respect to any (a) material, document, item of information, method, data or other know-how or (b) Patent Right or other intellectual property right, the possession (whether by ownership or license, other than by a license granted pursuant to this Agreement) by a party or its Affiliates of the ability to grant to the other party access, ownership, a license and/or a sublicense as provided herein under such item or right without violating the terms of any agreement or other arrangement with any Third Party as of the time such party would first be required hereunder to grant the other party such access, ownership, license or sublicense.
1.21    “Cover,” “Covered” or “Covering” means, with respect to a Patent Right, that, but for rights granted to a person or entity under such Patent Right, the practice by such person or entity of an invention claimed in such Patent Right would infringe a Valid Claim included in such Patent Right, or in the case of a Patent Right that is a patent application, would infringe a Valid Claim in such patent application if it were to issue as a patent.
1.22    “Development Candidate” means a Program Compound that has been selected by the Joint Management Committee for full preclinical development in preparation for the commencement of a Phase 1 Trial and that has been designated by the Joint Management Committee as a “Development Candidate” in accordance with

Section 3.4, including, without limitation, any Program Compound for which the Joint Management Committee authorizes the commencement of a Phase 1 Trial.
1.23    “Development Compound” means a BMS Development Compound or a Lexicon Development Compound.
1.24    “Diligent Efforts” means the carrying out of obligations or tasks by a party in a sustained manner using good faith commercially reasonable and diligent efforts, which efforts shall be consistent with the exercise of prudent scientific and business judgment in accordance with the efforts such party devotes to products or research, development or marketing projects of similar scientific and commercial potential. Diligent Efforts requires that the party: (a) promptly assign responsibility for such obligations to specific employees who are held accountable for progress and monitor such progress on an on-going basis, (b) set and consistently seek to achieve specific and meaningful objectives for carrying out such obligations, and (c) consistently make and implement decisions and allocate resources designed to advance progress with respect to such objectives.
1.25    “Disclosing Party” has the meaning specified in Section 1.18 hereof.
1.26    “Effective Date” means the date specified in the initial paragraph of this Agreement.
1.27    “Escrow Agent” means an independent Third Party consultant to the parties with whom BMS shall deposit a list of Excluded Targets and who shall notify Lexicon which, if any, Targets submitted in accordance with Section 2.2.4 are Excluded Targets.
1.28    “Excluded Target” means a Target that BMS has elected to exclude from consideration for the Research Program. A list of such Excluded Targets shall be provided to the Escrow Agent who shall notify Lexicon which, if any, Targets submitted in accordance with Section 2.2.4 are Excluded Targets. BMS may update the list of Excluded Targets with respect to any Target prior to the submission of that Target in accordance with Section 2.2.4.
1.29    “First Commercial Sale” means the first sale for use or consumption by the general public of a Product in a country after Regulatory Approval has been obtained in such country. For clarity, First Commercial Sale shall not include the sale of any Product for use in clinical trials or for compassionate use prior to the approval of an NDA.
1.30    “FDA” means the United States Food and Drug Administration, or the successor thereto.
1.31    “Full Phase Program” means a full medicinal chemistry and supporting biology program involving the commitment of resources of the scope and nature described in Exhibit A. For purposes of this Agreement, “commencement of a Full Phase Program” means the authorization by the Joint Management Committee of the commencement of activities for the first Full Phase Program for a given Selected Target.
1.32    “FTE” means the equivalent of one employee working on a dedicated full time basis for one year (consisting of at least a total of 1,680 hours per year of dedicated effort) performing scientific, technical or managerial work on or directly related to the Target Discovery Program or the Research Program, as applicable. Any person who works more or less than 1,680 hours per year, calculated in accordance with standards that shall be consistent for both parties (as determined and monitored by the Joint Management Committee), shall be treated as an FTE on a pro-rata basis, based upon the actual number of hours worked divided by 1,680.
1.33    “Inactive Selected Target” has the meaning specified in Section 2.3.4 hereof. Any BMS Inactive Selected Target or Lexicon Inactive Selected Target shall remain an Inactive Selected Target unless and until it becomes a BMS Target or Lexicon Target.
1.34    “Indemnitee” has the meaning specified in Section 10.4 hereof.
1.35    “Indemnitor” has the meaning specified in Section 10.4 hereof.

1.36    “IND” means an Investigational New Drug application filed with the U.S. Food and Drug Administration or a similar application for the clinical testing of a Product in human subjects filed with a foreign regulatory authority.
1.37    “Joint Management Committee” has the meaning specified in Section 3.1.1 hereof.
1.38    “Joint Program Inventions” has the meaning specified in Section 7.1.3.3 hereof.
1.39    “Joint Research Project Team” has the meaning specified in Section 3.1.2 hereof.
1.40    “Joint Scientific Committee” has the meaning specified in Section 3.1.2 hereof.
1.41    “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, state, provincial, county, city or other political subdivision, domestic or foreign.
1.42    “Level 1 Phenotypic Analysis” means the analyses of the phenotypes of Mutant Mice described in Exhibit B.
1.43    “Level 2 Phenotypic Analysis” means any one or more of the analyses of the phenotypes of Mutant Mice described in Exhibit C. The Level 2 Phenotypic Analysis for a given Target shall be as determined by the Joint Scientific Committee as set forth in Section 3.5.
1.44    “Lexicon” means Lexicon Genetics Incorporated and its Affiliates.
1.45    “Lexicon Background Materials” means any compounds, assays or other materials that are (a) necessary or useful for the conduct of the Research Program, (b) Controlled by Lexicon, (c) utilized in the Research Program (but only to the extent so utilized) and (d) either in Lexicon’s or any of its Affiliates’ possession as of the Effective Date or are discovered or acquired by Lexicon or any of its Affiliates during the Research Program Term but outside of the conduct of the Research Program. Lexicon Background Materials excludes Selected Targets and Program Compounds.
1.46    “Lexicon Background Technology” means any inventions, information, methods, know-how, trade secrets or data that (a) are necessary or useful for the performance of the Research Program, (b) are Controlled by Lexicon, (c) are utilized in the Research Program (but only to the extent so utilized) and (d) either are in Lexicon’s or any of its Affiliates’ possession as of the Effective Date or are discovered or acquired by Lexicon or any of its Affiliates during the Research Program Term but outside of the conduct of the Research Program.
1.47    “Lexicon Development Compound” means any and all of the following:
(a)    a Development Candidate for a Lexicon Target that is so designated under Section 2.5 hereof; and

(b)    any Back-up Compound(s) designated for such Development Candidate; and

(c)    any other Small Molecule Compound that acts through the same Lexicon Target:

(i)    that is made in the course of performing medicinal chemistry on or optimizing such Development Candidate and Back-up Compound(s), or performing structure activity relationship activities using such Development Candidate, Back-up Compound(s) or other Program Compounds active against such Lexicon Target; provided that such Small Molecule Compound is first synthesized within four (4) years after the expiration or earlier termination, in accordance with Section 2.5.3.1, of BMS’s obligations with respect to Research Program Activities requested by Lexicon relating to such Lexicon Target; or

(ii)    that is Covered by a Valid Claim of any Program Patent Rights; and

(d)    any salts of any of the foregoing.

1.48    “Lexicon Inactive Selected Target” has the meaning set forth in Section 2.3.4.4.
1.49    “Lexicon Product” means a pharmaceutical product containing a Lexicon Development Compound as an active ingredient.
1.50    “Lexicon Target” means a Selected Target that is so designated under Section 2.5 hereof.
1.51    “LexVision Agreement” means the LexVision Database and Collaboration Agreement dated September 26, 2000 between Lexicon and BMS, as amended.
1.52    “LG617 Compound” means a Small Molecule Compound acting through the LG617 Target.
1.53    “LG617 License” has the meaning specified in Section 4.4 hereof.
1.54    “LG617 Negotiation Period” has the meaning specified in Section 4.4 hereof.
1.55    “LG617 Option Period” has the meaning specified in Section 4.4 hereof.
1.56    “LG617 Target” means the Target designated by Lexicon as LG617.
1.57    “Listed Target” means the Targets for which Lexicon has completed Level 2 Phenotypic Analysis and that have been separately identified to BMS prior to the Effective Date by their Lexicon designation, and are listed as follows: LG262, LG317, LG324 (provided that LG324 may be an Excluded Target), LG351, LG451, LG470, LG487, LG527, LG590, LG726, LG752, LG852 and LG915.
1.58    “MAA Approval” means the final marketing authorization approval, including full marketing, pricing and reimbursement approval, for the applicable Product, in any three of the following countries France, Germany, Italy, Spain or the United Kingdom.
1.59    “MAA Filing” means the filing of a marketing authorization application or other application for marketing approval for the applicable Product filed (a) in France, Germany, Italy, Spain or the United Kingdom or (b) in the European Medicines Evaluation Agency under the centralized European procedure.
1.60    “Mid-Phase Program” means a mid-phase medicinal chemistry and supporting biology program involving the commitment of resources of the scope and nature described in Exhibit D.
1.61    “Mutant Mouse” means mouse cell or mouse containing a selected mutation in the murine ortholog of a Target that is made or produced by Lexicon. A “line of Mutant Mice” means Mutant Mice having the same selected mutation.
1.62    “NDA” means a New Drug Application filed with the FDA required for marketing approval for the applicable Product in the U.S.
1.63    “NDA Approval” means the final approval of an NDA by the FDA for the applicable Product in the U.S.
1.64    “NDA Filing” means the acceptance by the FDA of the filing of an NDA for the applicable Product.
1.65    “Net Sales” means, with respect to a Product, the gross amount invoiced by BMS, Lexicon, Sublicensees of BMS or Lexicon, and their respective Affiliates for sales of such Product to customers which are not Affiliates (or which are Affiliates but are end users of such Product), less:

(a)    trade, quantity and cash discounts actually allowed;
(b)    discounts, refunds, rebates, chargebacks, retroactive price adjustments, billing errors and any other allowances (including, without limitation, government-mandated and managed health care-negotiated rebates) actually granted which effectively reduce the net selling price;
(c)    product returns credits and allowances actually granted;
(d)    any tax imposed on the production, sale, delivery or use of the product (excluding federal, state or local taxes based on income);
(e)    freight, postage, shipping, customs duties, excises, tariffs, surcharges, other governmental charges (excluding federal, state or local taxes based on income) and insurance charges actually allowed or paid for delivery of Products;
(f)    payments or rebates paid with respect to such Product in connection with state or federal Medicare, Medicaid or similar programs in the United States or in connection with similar programs in other countries in which there are sales; and
(g)    amounts repaid, credited or written off by reason of uncollectible debt, and amounts written off on account of factoring of receivables to the extent consistent with the selling party’s normal business practices.
Such amounts shall be determined from the books and records of BMS, Lexicon, Sublicensees of BMS or Lexicon, and their respective Affiliates, as the case may be, maintained in accordance with U.S. generally accepted accounting principles, consistently applied.
In the event the Product is sold as part of a Combination Product (as defined below), the Net Sales from the Combination Product, for the purposes of determining royalty payments, will be determined by multiplying the actual Net Sales of the Combination Product by the fraction A/(A+B) where A is the average sale price of the Product when sold separately in finished form and B is the total average sale price of the other active ingredient or ingredients in the Combination Product sold separately in finished form.
In the event that the average sales price of both the Product and the other active compounds or ingredients in the Combination Product cannot be determined, the adjusted Net Sales of the Combination Product for the purpose of determining royalties shall be negotiated by the parties in good faith and in an equitable manner consistent with the intent of this Agreement.
The Net Sales price for a Combination Product in a given country will be calculated once each Contract Year and such price will be used during all applicable royalty reporting periods for the entire Contract Year for such country, absent extraordinary conditions or events. When determining the average sale price of a Product or the other active compounds or ingredients in the Combination Product, the average sale price will be calculated using data arising from the twelve (12) months preceding the calculation of the Net Sales price for the Combination Product. As used above, the term “Combination Product” means any Product sold in conjunction with any other active component(s) (whether packaged together or in the same therapeutic formulation).
If BMS, Lexicon, Sublicensees of BMS or Lexicon, or any of their respective Affiliates sells any Product to a customer which also purchases other products or services from such seller or any of its Affiliates in a bundled, combination or capitated transaction (a “Bundled Transaction”), and such seller discounts the sales price of the Product to a greater degree than such seller or its Affiliates generally discount the price of its other products to such customer, then the aggregate amount received with respect to such Bundled Transaction shall be allocated to Net Sales pursuant to the formula set forth in Exhibit E hereto. For purposes of the foregoing, “discounting” includes establishing the list price at lower than the seller’s normal pricing level.

Free samples of Product and/or the disposition of Product for, or the use of Product in, pre-clinical or clinical (Phase 1 - 3) trials or other market-focused (Phase 4) trials in which Product is provided to patients without any payment shall not result in any Net Sales.
1.66    “Patent Prosecution” has the meaning specified in Section 7.2.1 hereof.
1.67    “Patent Rights” means all existing patents and patent applications and all patent applications hereafter filed and patents hereafter issued, including, without limitation, any continuations, continuations-in-part, divisions, provisionals or any substitute applications, any patent issued with respect to any such patent applications, any reissue, reexamination, renewal or extension (including any supplemental protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all foreign counterparts of any of the foregoing.
1.68    “Phase 1 Trial” shall mean a human clinical trial in any country that is intended to initially evaluate the safety, pharmacokinetic and/or pharmacological effect of a Product in subjects in accordance with or otherwise in satisfaction of the requirements of 21 CFR 312.21(a). For purposes of this Agreement, “commencement of a Phase 1 Trial” for a Product shall mean the first dosing of such Product into a human patient in a Phase 1 Trial.
1.69    “Phase 2 Trial” means a human clinical trial in any country that is intended to initially evaluate the dosing and effectiveness of a Product for a particular indication or indications in patients with the disease or indication under study in accordance with or otherwise in satisfaction of the requirements of 21 CFR 312.21(b). For purposes of this Agreement, “commencement of a Phase 2 Trial” for a Product shall mean the first dosing of such Product into a human patient in a Phase 2 Trial.
1.70    “Phase 3 Trial” means a pivotal human clinical trial in any country the results of which could be used to establish safety and efficacy of a Product as a basis for an NDA in accordance with or otherwise in satisfaction of the requirements of 21 CFR 312.21(c). For purposes of this Agreement, “commencement of a Phase 3 Trial” for a Product shall mean the first dosing of such Product into a human patient in a Phase 3 Trial.
1.71    “Post Opt-out Product” has the meaning set forth in Section 2.5.3.3.
1.72    “Pre-existing Obligations” means:
(a)    with respect to certain Targets, the obligations of Lexicon existing under agreements in effect prior to the Effective Date and separately disclosed to BMS prior to the Effective Date; and
(b)    with respect to any Small Molecule Compound, the obligations of Lexicon or BMS, as may be applicable, existing under agreements in effect prior to such Small Molecule Compound becoming a Program Compound, for any Small Molecule Compound that (i) is in such party’s or any of its Affiliates’ possession as of the Effective Date or (ii) is discovered or acquired by such party or any of its Affiliates during the Research Program Term but outside of and independently of the conduct of the Research Program and without breach of any obligation of such party under this Agreement.
1.73    “Product” means a BMS Product or a Lexicon Product.
1.74    “Product Licensee” means (a) with respect to a BMS Product, BMS, and (b) with respect to a Lexicon Product, Lexicon.
1.75    “Product Licensor” means (a) with respect to a BMS Product, Lexicon, and (b) with respect to a Lexicon Product, BMS.
1.76    “Program Committee” means the Joint Management Committee or the Joint Scientific Committee.

1.77    “Program Compound” means a Small Molecule Compound that:
(a)    (i)    is selected by the Joint Scientific Committee for optimization,     characterization and/or preclinical evaluation in the conduct of the Research Program,

(ii)    is Controlled by a party,

(iii)    either is in a party’s or any of its Affiliates’ possession as of the Effective Date or is discovered or acquired by either or both parties or any of their respective Affiliates during the Research Program Term but outside the conduct of the Research Program, and

(iv)    inhibits, agonizes or otherwise modulates (i.e., acts through) a Selected Target; or

(b)    is first identified or discovered in the conduct of the Research Program; or

(c)    is Covered by any Valid Claim of a Program Patent Right; or

(d)    is otherwise designated a Program Compound by the Joint Management Committee;

provided, however, that in no event shall a Small Molecule Compound that is subject to Pre‑existing Obligations become a Program Compound unless such designation is affirmatively agreed to by the Joint Management Committee.

1.78    “Program Director” has the meaning specified in Section 3.2 hereof.
1.79    “Program Intellectual Property” means Program Patent Rights and any other proprietary rights in Program Material and Program Technology.
1.80    “Program Invention” has the meaning specified in Section 7.1.3.3 hereof.
1.81    “Program Material” means (a) any Program Compounds and (b) any material first identified or discovered in the conduct of the Research Program.
1.82    “Program Patent Rights” means any Patent Rights that are Controlled by one or both parties and that Cover any Program Technology or Program Materials. For clarification, such Program Patent Rights include the entire scope of all of the claims contained in such Patent Rights.
1.83    “Program Technology” means any invention, information, methods, know-how, trade secrets or data that (a) is Controlled by a party or jointly by the parties and (b) either (i) relates to the use in the CNS Field of Small Molecule Compounds acting through a Selected Target, or the use in the CNS Field of a Selected Target to identify Small Molecule Compounds acting through such Selected Target, or (ii) is first identified or discovered in the conduct of the Research Program. Program Technology specifically includes any invention, information, methods, know-how, trade secrets or data with respect to the use of a Program Compound, whether in the CNS Field or outside the CNS Field, that is first identified or discovered in the conduct of the Research Program. Program Technology excludes any invention, information, methods, know-how, trade secrets or data with respect to the use outside the CNS Field of Small Molecule Compounds acting through a Selected Target, or the use outside the CNS Field of a Selected Target to identify Small Molecule Compounds acting through such Selected Target, in each case that is first identified or discovered by a party outside of the conduct of the Research Program; provided, however, that, subject to such party’s obligations, if any, to Third Parties with respect thereto, any such uses shall be disclosed to the other party in writing under Section 2.3.1 or thereafter during the Research Program Term at such time that such uses are first identified or discovered. In addition, Program Technology excludes Program Materials.
1.84    “Proposed Target” means a Target proposed for designation as a Selected Target in accordance with Section 2.3.1 hereof
1.85    “Receiving Party” has the meaning specified in Section 1.18 hereof.

1.86    “Regulatory Approval” means any and all approvals (including any applicable governmental price and reimbursement approvals), licenses, registrations, or authorizations of any federal, national, multinational, state, provincial or local regulatory agency, department bureau or other governmental entity that are necessary for the manufacture, use, storage, import, transport, promotion, marketing and sale of a Product in a country or group of countries.
1.87    “Released Target” means an Excluded Target or a Target designated as a Released Target in accordance with Section 2.3.2 hereof.
1.88    “Research Program” has the meaning specified in Section 2.1.1 hereof.
1.89    “Research Program Activities” has the meaning specified in Section 2.1.1 hereof.
1.90    “Research Program Term” has the meaning specified in Section 2.1.2 hereof.
1.91    “Research Program Costs” means the FTE costs and out-of-pocket expenditures that are incurred after the Effective Date by a party in performing activities approved by the Joint Management Committee in support of the Research Program, for purposes of which the cost of an FTE shall be $250,000 per FTE per year. Research Program Costs shall not include FTE or other costs incurred by Lexicon in performing the Target Discovery Program, except as set forth in Section 2.2.5. In addition, Research Program Costs shall not include costs incurred by either party in carrying out the discovery and development of Program Compounds acting through an Inactive Selected Target, as contemplated by Section 2.3.4.
1.92    “Reserved Target” has the meaning specified in Section 2.3.3 hereof.
1.93    “Reviewing Party” has the meaning specified in Section 8.4 hereof.
1.94    “Selected Target” means any Target that is selected for research by the Joint Management Committee in accordance with Section 2.3.2 hereof.
1.95    “Selected Target Inventions” has the meaning specified in Section 7.1.3.2 hereof.
1.96    “Small Molecule Compound” means a chemical compound having a molecular weight of less than 1,000 Daltons, as well as conjugates of such chemical compounds to larger molecules to improve the delivery, bioavailability and/or pharmacokinetic properties of such chemical compound. For clarity, Small Molecule Compound specifically excludes any compound that consists of or incorporates as an active ingredient (i.e., other than to affect the delivery, bioavailability and/or pharmacokinetic properties of the compound) (a) a protein, (b) an antibody or any fragment thereof, (c) an antisense product or (d) an oligonucleotide.
1.97    “Sole Program Inventions” has the meaning specified in Section 7.1.3.3 hereof.
1.98    “Sublicensee” means (a) in the case of a BMS Product, any Third Party which is licensed by BMS to market and sell such BMS Product, and (b) in the case of a Lexicon Product, any Third Party which is licensed by Lexicon to market and sell such Lexicon Product.
1.99    “Submitting Party” has the meaning specified in Section 8.4 hereof.
1.100    “Target” means a human gene and the products encoded by such gene, including, without limitation, (a) any partial or full-length DNA sequence from such gene (including any mutant or polymorphic forms thereof), (b) any RNA sequence (including any post-transcriptionally modified variants thereof) encoded by any such gene, and/or (c) any peptide, polypeptide or protein (including any post-translationally modified variants thereof) encoded by any such gene. Each Target shall be identified by the full-length cDNA and/or amino acid sequence of the gene or, in the event the gene has more than one splice variant form, by the full-length cDNA and/or amino acid sequence of at least one splice variant form of such gene.

1.101    “Target Discovery Program” has the meaning specified in Section 2.1.1 hereof.
1.102    “Target Discovery Program Term” has the meaning specified in Section 2.2.2 hereof.
1.103    “Territory” means all countries and jurisdictions throughout the world.
1.104    “Third Party” means any person or entity other than Lexicon, BMS and their respective Affiliates.
1.105    “Third Party Opportunity” has the meaning specified in Section 2.11 hereof.
1.106     “Valid Claim” means either (a) a claim of an issued and unexpired patent which has not been held permanently revoked, unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal and that is not admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (b) a claim of a pending patent application that has not been abandoned or finally rejected without the possibility of appeal or refiling, provided, however, that (x) Valid Claim shall exclude any such pending claim that has not been granted within seven (7) years following the earliest priority filing date for such claim (unless and until such claim is granted) and (y) Valid Claim shall exclude any such pending claim that does not have a reasonable bona fide basis for patentability (such reasonable bona fide basis to be determined by outside counsel selected by the parties in the event that the parties disagree as to whether there is a reasonable bona fide basis for patentability for such a claim).
Article 2.    RESEARCH PROGRAM
2.1    General.
2.1.1    Objectives. The parties intend to carry out a research program (the “Research Program”) in which Lexicon and BMS will collaborate to identify, characterize and carry out the preclinical development of Small Molecule Compounds that act through Selected Targets for use in the CNS Field, consistent with the objectives set forth in and the resources allocated to such activities in the then-current Annual Research Plan (“Research Program Activities”). It is intended that the Research Program will be conducted as a unified collaborative effort with activities by the parties carried out primarily at each party’s respective facilities, and this intent shall be reflected in the Annual Research Plans. It is further intended that each party shall contribute to fifty (50%) of the Research Program Costs, and the Annual Research Plans will be consistent with and provide for such equal contribution. In support of the Research Program, Lexicon will continue its efforts, using its technology for the generation and analysis of the phenotypes of Mutant Mice, to identify and validate Targets with potential utility in the CNS Field (the “Target Discovery Program”).
2.1.2    Research Program Term. The Research Program shall commence on the Effective Date and continue during the Target Discovery Program Term and thereafter until all Selected Targets have become BMS Targets, Lexicon Targets or Inactive Selected Targets and thereafter for so long as the parties continue to conduct Research Program Activities with respect to any BMS Targets or Lexicon Targets (the “Research Program Term”).
2.2    Target Discovery Program.
2.2.1    Generation and Analysis of Mutant Mice. In the Target Discovery Program, Lexicon shall complete (a) the development and Level 1 Phenotypic Analysis of Four Thousand (4,000) lines of Mutant Mice and (b) Level 2 Phenotypic Analysis of such lines of Mutant Mice, from the first Three Thousand (3,000) lines of Mutant Mice for which Level 1 Phenotypic Analysis was completed, that displayed a phenotype suggestive, as determined by the Joint Scientific Committee, of the potential utility of the corresponding Target in the CNS Field. All lines of Mutant Mice developed by Lexicon prior to the Effective Date (including but not limited to those for which Level 1 Phenotypic Analysis and/or Level 2 Phenotypic Analysis was completed prior to the Effective Date), with the exception of LG617, shall be included in the Target Discovery Program. Lexicon shall use Diligent Efforts to complete such work by the end of the third Contract Year of the Research

Term and, if necessary, shall continue to use Diligent Efforts thereafter until such work is complete, without further annual research funding by BMS (subject to Section 2.2.2). The Target Discovery Program Term shall continue until such work is complete.
2.2.2    Target Discovery Program Term. The Target Discovery Program shall continue until the end of the third Contract Year of the Research Program Term (and thereafter until the work set forth in Section 2.2.1 is completed) (the “Target Discovery Program Term”); provided that BMS shall have the option to extend the Target Discovery Program Term for an additional two Contract Years (which two-year period may be further extended as set forth below) on the terms set forth below:
(a)    BMS may extend the Target Discovery Program to include the completion by Lexicon in the Target Discovery Program of (i) the development and Level 1 Phenotypic Analysis of Four Thousand (4,000) lines of Mutant Mice (to the extent not already completed by the end of the third Contract Year of the Research Program Term) and (ii) Level 2 Phenotypic Analysis of such lines of Mutant Mice, from such Four Thousand (4,000) lines of Mutant Mice, that displayed a phenotype suggestive, as determined by the Joint Scientific Committee, of the potential utility of the corresponding Target in the CNS Field. Lexicon shall use Diligent Efforts to complete such work by the end of the fifth Contract Year of the Research Term and, if necessary, shall continue to use Diligent Efforts thereafter until such work is complete, without further annual research funding by BMS. The Target Discovery Program Term shall continue until such work is complete.
(b)    BMS may extend the Target Discovery Program to include the completion by Lexicon in the Target Discovery Program of (i) the development and Level 1 Phenotypic Analysis of Five Thousand (5,000) lines of Mutant Mice and (ii) Level 2 Phenotypic Analysis of such lines of Mutant Mice, from such Five Thousand (5,000) lines of Mutant Mice, that displayed a phenotype suggestive, as determined by the Joint Scientific Committee, of the potential utility of the corresponding Target in the CNS Field. Lexicon shall use Diligent Efforts to complete such work by the end of the fifth Contract Year of the Research Term and, if necessary, shall continue to use Diligent Efforts thereafter until such work is complete, without further annual research funding by BMS. The Target Discovery Program Term shall continue until such work is complete.
BMS may exercise the foregoing option by delivery to Lexicon of written notice of such exercise (specifying the subsection above under which such option is being exercised) no fewer than one hundred twenty (120) days before the end of the third Contract Year of the Research Program Term.

2.2.3    Reporting and Oversight of Target Discovery Program Progress. Lexicon shall keep the Joint Scientific Committee fully informed of the progress of its activities under this Section 2.2. At a minimum, within thirty (30) days following the last day of each Contract Quarter during the Target Discovery Program Term, Lexicon shall prepare, and provide to the Joint Scientific Committee, a reasonably detailed written summary report which shall describe (a) the work performed by Lexicon during the preceding Contract Quarter, including, without limitation, the status of Lexicon’s development of Mutant Mice and the conduct of Level 1 Phenotypic Analysis and Level 2 Phenotypic Analysis (or only Level 1 Phenotypic Analysis if Level 2 Phenotypic Analysis has not been performed) of such Mutant Mice, and (b) identify phenotypes identified through such Level 1 Phenotypic Analysis and Level 2 Phenotypic Analysis that are suggestive, in Lexicon’s good faith scientific judgment, of the potential utility of the corresponding Targets in the CNS Field. In addition, Lexicon shall provide the Joint Scientific Committee with access to all data, information and conclusions from such Level 1 Phenotypic Analysis and/or Level 2 Phenotypic Analysis of Mutant Mice, in each case promptly following the generation thereof, so as to enable the Joint Scientific Committee to make its own determinations as to which Mutant Mice exhibit a phenotype suggestive of the potential utility of the corresponding Target in the CNS Field; provided that Lexicon shall not be required to disclose to BMS the identity of such Target (by sequence or otherwise in a manner that would reveal the identity of the Target) except in accordance with Section 2.2.4 below. Following the receipt of such information by the Joint Scientific Committee, the Joint Scientific Committee may request that Level 2 Phenotypic Analysis be carried out for any lines of Mutant Mice for which only Level 1 Phenotypic Analysis has been performed or that additional

Level 2 Phenotypic Analysis studies be carried out for any lines of Mutant Mice, the results of which studies shall be provided to the Joint Scientific Committee upon completion. The parties shall at all times exercise good faith scientific judgment in making the determinations contemplated by this Section 2.2.3.
2.2.4    Disclosure of Target Identity. Prior to first disclosing to BMS the identity of any Target (by sequence or otherwise in a manner that would reveal the identity of the Target), Lexicon shall submit the identity of the Target to the Escrow Agent, who will notify Lexicon whether such Target matches any Excluded Target. Lexicon shall not submit the Target to the Escrow Agent until Lexicon has first (a) disclosed to the Joint Scientific Committee the Level 1 Phenotypic Analysis data for the corresponding line of Mutant Mice for the Target and (b) (i) for Targets that have not been and are not intended to be disclosed in Lexicon’s LexVision Database under the LexVision Agreement, obtained the Joint Scientific Committee’s approval for such submission, which approval shall not unreasonably be withheld or delayed or (ii) for Targets that have been or are intended to be disclosed in the LexVision Database under the LexVision Agreement, given BMS the opportunity to review the Target under the terms of the LexVision Agreement (and, at BMS's sole discretion following such review, to include such Target as an Excluded Target) for a period of sixty (60) days after such disclosure. In the event a Target matches an Excluded Target, as determined by the Escrow Agent, Lexicon shall promptly notify BMS of such fact and, if requested by BMS within ten (10) days thereafter, shall provide BMS with the phenotypic data relating to the corresponding line of Mutant Mice and such additional information with respect to any Target (without disclosing the identity of such Target) that is required to be submitted to the Joint Scientific Committee under Section 2.2.3. In such event, BMS shall have the right, within thirty (30) days after receiving such information, to submit to the Escrow Agent a second list of Excluded Targets, in which case the Escrow Agent shall determine whether the Target in question matches any Target on the second list of Excluded Targets. If the Target in question does not match any Target on the second list of Excluded Targets, the Escrow Agent shall so notify Lexicon and BMS, and such Target shall not be considered an Excluded Target and may be considered for proposal as a Proposed Target. BMS shall not be entitled to designate a Target as an Excluded Target following Lexicon’s disclosure to BMS of the identity of such Target in accordance with this Section 2.2.4. The parties may mutually agree in writing to redesignate any Excluded Target as a non-Excluded Target that may be considered for proposal as a Proposed Target.
2.2.5    BMS’s Option to Obtain Mutant Mice to Perform Confirmation Studies for Disclosed Targets. Within sixty (60) days following Lexicon’s delivery to the members of the Joint Scientific Committee of the results contemplated by Section 2.2.3 with respect to the phenotype of a line of Mutant Mice, BMS shall have the option, exercisable by delivery to Lexicon of a signed material transfer agreement in the form attached hereto as Exhibit F, to obtain Mutant Mice displaying a phenotype suggestive, as determined by the Joint Scientific Committee, of the potential utility of the corresponding Target in the CNS Field, on the terms contemplated by such material transfer agreement to perform studies to confirm the phenotype of such Mutant Mice. For each line of Mutant Mice so requested, Lexicon shall provide to BMS with such number and sex of Mutant Mice and wild type control mice as the Joint Scientific Committee determines are reasonably necessary for BMS to carry out, and achieve statistically significant results in, such confirmation studies. BMS shall use Diligent Efforts to complete such confirmation studies as promptly as is reasonably practicable. Notwithstanding any provision of this Agreement to the contrary, the FTE costs and out-of-pocket expenditures incurred (a) by Lexicon in breeding and supplying Mutant Mice to BMS under this Section 2.2.5 and (b) by BMS in carrying out confirmation studies with respect to such Mutant Mice hereunder shall be deemed to be Research Program Costs; provided that, unless otherwise specifically agreed by the Joint Scientific Committee, Lexicon and BMS’s respective Research Program Costs under this Section 2.2.5 shall be deemed to be equivalent, regardless of any discrepancies between the actual FTE costs and out-of-pocket expenses incurred by the parties.
2.3    Target Selection.
2.3.1    Proposal of Targets. Following Lexicon’s completion of Level 2 Phenotypic Analysis of a line of Mutant Mice corresponding to a Target and, if applicable, BMS’s confirmation studies under Section 2.2.5, BMS and Lexicon shall each have the right to propose such Target for inclusion in the Research Program as a Selected Target. Within thirty (30) days following the proposal by either party that such Proposed Target be considered for designation as a Selected Target (such 30-day period to be extended by the Joint Scientific Committee as reasonably necessary to obtain the information listed below), BMS and Lexicon shall provide the Joint Scientific Committee with the following information:
(a)    all relevant scientific data in BMS’s possession (and which BMS has the right to disclose to Lexicon) and all relevant scientific data in Lexicon’s possession (and which Lexicon has the right to disclose to BMS) relating specifically to such Proposed Target, including, without limitation, any bioinformatics and expression analyses conducted by BMS or Lexicon with respect to such Proposed Target, and any phenotypic data with respect to mice (including, without limitation, Mutant Mice) with a mutation in the murine ortholog of such Proposed Target;
(b)    the results of genomic analysis and druggability assessment with respect to such Proposed Target by BMS and/or Lexicon;
(c)    whether (and, if so, to what extent) such Proposed Target is subject to any Pre-existing Obligations; and
(d)    whether BMS or Lexicon, respectively, has knowledge of any patent or published patent application owned by any Third Party that may claim such Proposed Target or any use thereof and, in the event BMS or Lexicon, respectively, has knowledge of any such patent or published patent application, such party shall provide copies thereof to the Joint Scientific Committee, subject to any confidentiality obligations to a Third Party.
2.3.2    Designation of Proposed Targets as Selected Targets or Released Targets. Within thirty (30) days following receipt by the Joint Scientific Committee of a complete package of all of the information set forth in Section 2.3.1 for a Proposed Target, the Joint Scientific Committee shall make a recommendation to the Joint Management Committee as to whether to designate such Proposed Target as a Selected Target or a Released Target. If the Joint Scientific Committee determines that additional studies and/or information is needed before a Proposed Target should be considered for designation as a Selected Target or Released Target, the parties shall carry out such additional studies and/or obtain such information for the Proposed Target, using Diligent Efforts, before it is reconsidered for designation as a Selected Target or Released Target. In the event the members of the Joint Management Committee are unable to reach agreement by consensus regarding such designation within thirty (30) days following its receipt of the Joint Scientific Committee recommendation, the BMS members of the Joint Management Committee shall have the right to cause the Joint Management Committee to make the designation desired by BMS (i.e., BMS shall have final decision-making authority with respect to the designation of Proposed Targets as Selected Targets or Released Targets).
2.3.3    Reserved Targets. Upon recommendation by the Joint Scientific Committee, the Joint Management Committee may, by agreement, designate one or more Selected Targets that are associated with another Selected Target as being Reserved Targets. During the period in which they are designated as Reserved Targets by the Joint Management Committee (and notwithstanding any inactivity in their development), Reserved Targets will not become Inactive Selected Targets but will continue to be available for use in the Research Program and may be re-designated by the Joint Management Committee as being an active Selected Target, for example, to replace the Selected Target with which the Reserved Target is associated.
2.3.4    Inactive Selected Targets.
2.3.4.1    A Selected Target shall become an “Inactive Selected Target” upon the occurrence of any of the following: (a) at such time that there has been no material activity by either party with respect to studies to further evaluate the utility of such Selected Target or the development of assays or the discovery or development of Program Compounds acting through such Selected Target for a period of nine (9) months, and such Selected Target is not also a Reserved Target; (b) upon the election of a party that does not wish to proceed with the discovery or development of Program Compounds acting through a Selected Target, when the other party does wish to proceed, such that such other party could proceed with the discovery or development of Program Compounds acting through such Inactive Selected Target, without the participation of the party making such election (and, in accordance with Section 2.4.7, upon such election, the party making such election shall notify the Joint Management Committee if it wishes to maintain the level of its FTE contribution to the Research Program Costs by allocating FTEs to another Selected Target or to reduce the total number of FTEs the party contributes to the Research Program Costs); or (c) upon the election of the Joint Management Committee, in order to equalize each party’s participation in the Research Program (measured by Research Program Costs), such that one party could proceed with the discovery or development of Program Compounds acting through such Inactive Selected Target, without the participation of the other party.
2.3.4.2    The Joint Management Committee shall determine how the parties shall proceed with respect to the Inactive Selected Target; provided that, in the event that one party desires to proceed with the discovery or development of Program Compounds acting through such Inactive Selected Target, and the other party does not wish to proceed with such discovery and development efforts in the Research Program (or if one party has been given the opportunity to pursue the discovery or development of Program Compounds acting through such Inactive Selected Target under Section 2.3.4.1(b) or (c) above), such party may elect to proceed with such discovery or development for its own account (using Diligent Efforts), without participation of the other party. In such case, (a) the other party shall reasonably cooperate with the party electing to proceed with the discovery and development of Program Compounds acting through such Inactive Selected Target, at the developing party’s expense, in transitioning such activities to such developing party (including, without limitation, the transfer of relevant Program Material) and (b) upon the commencement of a Phase 1 Trial for a Program Compound acting through such Inactive Selected Target (and notwithstanding anything to the contrary in Section 2.5), such Inactive Selected Target shall then be designated as and treated as a BMS Target or Lexicon Target (depending on the party that proceeds with such discovery and development) for all purposes, except that the milestone payments and royalties payable with respect to BMS Products (under Sections 5.4.1 and 5.5.1) or Lexicon Products (under Sections 5.4.2 and 5.5.2), as the case may be, shall be one-half of those otherwise payable. Prior to the commencement of a Phase 1 Trial for a Product acting through an Inactive Selected Target, such Inactive Selected Target shall remain designated as an Inactive Selected Target.
2.3.4.3    If neither party elects to proceed with such discovery and development of Program Compounds acting through such Inactive Selected Target for its own account, Lexicon shall have the right to pursue the out-licensing of such Inactive Selected Target, provided that BMS and Lexicon shall share equally all consideration received (including, without limitation, all upfront, milestone and royalty payments, any equity interests in the sublicensee, and the value of any quid received) with respect to such out-licensing, after Lexicon and BMS have first been reimbursed from such consideration for one hundred fifty percent (150%) of all costs incurred in such out-licensing activities and any further sole development work carried out with respect to such Inactive Selected Target.
2.3.4.4    An Inactive Selected Target for which BMS proceeds with the discovery and development of Program Compounds acting through such Inactive Selected Target, without the participation of Lexicon, as set forth above, shall be designated as a “BMS Inactive Selected Target.” An Inactive Selected Target for which Lexicon proceeds with the discovery and development of Program Compounds acting through such Inactive Selected Target, without the participation of BMS, as set forth above, shall be designated as a “Lexicon Inactive Selected Target.”
2.4    Conduct of Research Program.
2.4.1    Scope. Following the designation of a Selected Target, the parties will use Diligent Efforts, under the direction of the Joint Management Committee and Joint Scientific Committee, to carry out the following principal activities with respect to the Selected Target: (a) to carry out studies to further evaluate the biology and the utility of the Selected Target (such as, for example, preparing and testing Mutant Mice with a conditional mutation in the Selected Target gene), (b) to develop assays for such Selected Target amenable to Compound Library Screening, (c) to conduct Compound Library Screening against such Selected Target, (d) to carry out a Mid-Phase Program to develop lead compounds suitable to chemically recapitulate the phenotype seen in the Mutant Mice for the Selected Target, (e) to carry out a follow-up Full Phase Program with the objective of identifying Program Compounds meeting the criteria required for designation as Development Candidates that are suitable for further development, and (f) to carry out preclinical work on selected Development Candidates and Back-up Compounds in preparation for Phase 1 Trials. The parties will carry out other specific activities in support of these principal activities.
2.4.2    Efforts. The Joint Management Committee shall adopt project progression guidelines, including criteria for the selection of Program Compounds, Development Candidates and Back-up Compounds for the Research Program. The criteria established by the Joint Management Committee for the selection of Development Candidates shall be consistent with the internal standards and criteria customarily used by BMS to qualify compounds as an Early Candidate Nomination. The parties shall conduct the Research Program in good scientific manner in accordance with such project progression guidelines and in compliance with applicable Laws. Each party shall use Diligent Efforts to conduct the activities of the Research Program that are assigned to it in the then-applicable Annual Research Plan, and each shall devote sufficient resources to timely perform such respective activities. While the parties acknowledge and agree that neither party guarantees the success of the Research Program or any individual task undertaken thereunder, each party agrees that it will perform the activities assigned to it under the Research Program in a professional manner in accordance with the highest industry standards.
2.4.3    Resources. Over the course of the Research Program, tasks under the Research Program will be allocated between the parties with the goal that each party’s participation in the Research Program (based on FTE utilization and out-of-pocket expenditures) and Research Program Costs will be substantially equal. Particular tasks and responsibilities shall be assigned in a manner consistent with each party’s respective capabilities, capacity and expertise. For purposes of this Agreement, “out-of-pocket expenditures” includes, but is not limited to, the cost of subcontractors related to the Research Program, but specifically excludes the cost of laboratory supplies, laboratory space and capital equipment. Either party may at its sole discretion reduce its required contribution to the Research Program Costs by designating one or more Selected Targets as Inactive Selected Targets that may be pursued by the other party as contemplated in Section 2.3.4.
2.4.4    FTE Levels. The parties anticipate that the combined total personnel the parties will commit to the Research Program will start at an average of 46 FTEs for the First Contract Year and will escalate to an average of 110 FTEs for the Second Contract Year, 114 FTEs in the Third Contract Year and 158 FTEs for the Fourth Contract Year (i.e., these are the expected number of FTEs to be included in the Research Program Costs). For clarification, the number of FTEs referenced in the previous sentence shall not include Lexicon FTEs working on the Target Discovery Program, except as set forth in Section 2.2.5. Each party agrees in good faith to expedite the hiring and utility of such FTEs as early in the applicable Contract Year as possible. In the event that the Research Program generates more projects that qualify for lead optimization than are contemplated by the foregoing resource commitment, the parties agree to discuss in good faith a possible increase in the number of FTEs devoted to the Research Program, and may discuss changes in the allocation of Research Program Costs; provided that any such increase in the number of FTEs or change in the allocation of Research Program Costs shall be subject to the mutual agreement of the parties. The Annual Research Plans shall set forth specific FTE levels for each Contract Year to be assigned to specific activities.
2.4.5    Subcontractors. In accordance with Section 2.4.3, the parties will endeavor to optimize the allocation of their resources for the conduct of the Research Program. As necessary and in furtherance of the Research Program, however, either party may enter into research-related agreements or subcontracts in accordance with this Section 2.4.5; provided that (a) none of the rights of the other party hereunder are diminished or otherwise adversely affected as a result of such subcontracting, (b) such party obtains the written approval of the other party prior to engaging any subcontractor, which approval shall not be unreasonably withheld or delayed, (c) the subcontractor undertakes in writing obligations of confidentiality and non-use regarding the other party’s Confidential Information that are substantially the same as those undertaken by BMS and Lexicon pursuant to Article 8 hereof, and (d) where possible, the subcontractor agrees in writing to assign to the party inventions made by such subcontractor in performing services for the party. In the event a party performs one or more of its obligations under the Research Program through a subcontractor, then such Party shall at all times be responsible for the performance of such subcontractor. The Joint Management Committee shall decide whether the cost of such agreement shall be shared equally between the parties or if the cost is to be borne by one party and whether it can be allocated to offset obligations with respect to FTE levels as set forth in Section 2.4.4 of this Agreement.
2.4.6    Reports. Each party shall submit quarterly reports to the Joint Management Committee, and additional reports as may be required by the then-current Annual Research Plans, detailing its activities under the Research Program. The Joint Management Committee shall use such quarterly reports to monitor the parties’ respective contributions to the Research Program. The Joint Management Committee may amend the Annual Research Plan as necessary to maintain substantial equality in resources devoted and participation by the parties over the course of the Research Program, as measured by Research Program Costs.
2.4.7    Adjustments. If either party believes that the parties are not devoting substantially equal resources and participation to the Research Program, measured by the aggregated Research Program Costs incurred by each party, such party may submit the matter to the Joint Management Committee in writing, providing a reasonably detailed description of its reasons for such belief. Taking into account historical and prospective participation and resource devotion of the parties during the current Contract Quarter and the immediately following Contract Quarter, the Joint Management Committee shall take such steps as may be reasonably necessary to ensure substantial equality in resources devoted to and participation by the parties in the Research Program including, with respect to any out-of-pocket expenditures, a reimbursement by one party to the other party. In addition or as an alternative to taking steps to reallocate resources and participation in the Research Program, the Joint Management Committee may, by agreement, take one or more of the following actions in order to equalize each party’s participation in the Research Program (measured by the aggregated Research Program Costs): (a) designate a Selected Target as an Inactive Selected Target, such that one party could proceed with the discovery or development of Program Compounds acting through such Inactive Selected Target, without the participation of the other party (and such that the developing party’s activities with respect to such Inactive Selected Target would no longer be included in the Research Program Costs) or (b) provide for the payment by one party to the other party of one-half of the Research Program Costs attributable to unmatched FTEs provided by such other party in support of Research Program Activities. In addition, a party may elect to designate a Selected Target as an Inactive Selected Target to be pursued by the other party as set forth in Section 2.3.4.1(b), and upon such election, the party making such election shall notify the Joint Management Committee if it wishes to maintain the level of its FTE contribution to the Research Program Costs by allocating FTEs to another Selected Target or to reduce the total number of FTEs the party contributes to the Research Program Costs. At the request of a party, the other party shall permit an independent, certified accountant appointed by the requesting party and reasonably acceptable to the other party, at reasonable times and upon reasonable notice but no more than once per year, to examine, at the sole cost of the requesting party, the records of the other party to verify the accuracy of any reports submitted by the other party to the Joint Management Committee regarding the Research Program Costs devoted to the Research Program by such party.
2.5    Development and Commercialization of Products.
2.5.1    Designation of BMS Targets and Lexicon Targets. Upon the commencement of a Phase 1 Trial for the first pharmaceutical product acting through a given Selected Target that contains a Development Candidate as an active ingredient, BMS will have the first option, exercisable by written notice to Lexicon, to obtain exclusive rights under Section 4.1.1.3 and Section 4.2.1 with respect to such Selected Target, upon the exercise of which option (a) such Selected Target shall be designated as a “BMS Target,” (b) BMS shall then be the Product Licensee with respect to such BMS Target and (c) the exclusive licenses granted to BMS under Section 4.1.1.3 and Section 4.2.1 shall apply to such BMS Target. BMS shall deliver written notice to Lexicon within thirty (30) days of the commencement of such Phase 1 Trial of its election whether or not to be the Product Licensee for such Selected Target. If BMS fails, within such 30-day period, to deliver written notice to Lexicon of its election whether or not to be the Product Licensee for such Selected Target, Lexicon shall provide notice to BMS advising BMS that such notice by BMS is required. If BMS does not remedy such failure within thirty (30) days following Lexicon’s notice, then Lexicon shall have the option to obtain exclusive rights under Section 4.1.2.3 and Section 4.2.2 with respect to such Selected Target, upon the exercise of which option (a) such Selected Target shall be designated as a “Lexicon Target,” (b) Lexicon shall then be the Product Licensee with respect to such Lexicon Target and (c) the exclusive licenses granted to Lexicon under Section 4.1.2.3 and Section 4.2.2 shall apply to such Lexicon Target.
2.5.2    Responsibility for Development and Commercialization Activities. From and after the time that a party is designated as the Product Licensee with respect to a Selected Target, such party shall then have full responsibility (including responsibility for funding, resourcing and decision-making) for all research, development and commercialization activities relating to Development Compounds and Products that act through such Selected Target, subject to the provisions of Section 2.5.3 and Article 6 hereof.
2.5.3    Continuation of Research Program Activities.
2.5.3.1    The party that is designated as the Product Licensee with respect to a Selected Target may, at its option, request that Research Program Activities (including but not limited to work on Back-up Compounds) continue following the designation of such Selected Target as a BMS Target or Lexicon Target, as applicable. In such event, the parties shall continue to carry out such Research Program Activities with respect to such Selected Target as may be reasonably requested by the Product Licensee (with the allocation of responsibilities determined by the Joint Management Committee and reflected in the Annual Research Plans) until the earlier of (a) the first NDA Approval or MAA Approval of a Product acting through such Selected Target or (b) the Product Licensor notifies the Product Licensee of its election to discontinue further Research Program Activities with respect to such Selected Target.
2.5.3.2    In the event the Product Licensor notifies the Product Licensee of its election to discontinue further Research Program Activities with respect to such Selected Target, (a) the Product Licensor shall have no further obligation with respect to further Research Program Activities related to such Selected Target other than to reasonably cooperate with the Product Licensee, at the Product Licensee’s expense, in transitioning such activities to the Product Licensee (including, without limitation, the transfer of relevant Program Material), (b) no further activities of the Product Licensee related to such Selected Target shall be considered Research Program Activities for purposes of the parties’ participation in the Research Program or Research Program Costs and (c) the milestone payments and royalties with respect to BMS Products (under Sections 5.4.1 and 5.5.1) or Lexicon Products (under Sections 5.4.2 and 5.5.2), as the case may be, that are Post Opt-out Products (as defined below) shall be reduced as set forth below.
2.5.3.3    As used in this Agreement, a “Post Opt-out Product” shall mean a Product acting through a Selected Target for which the Product Licensor has elected to discontinue further Research Program Activities under this Section 2.5.3, which Product does not contain as an active ingredient a Development Candidate or Back-up Compound for which sufficient preclinical work to support the filing of an IND had been completed at the time the Product Licensor notified the Product Licensee of such election.
2.5.3.4    The milestone payments and royalties with respect to BMS Products (under Sections 5.4.1 and 5.5.1) or Lexicon Products (under Sections 5.4.2 and 5.5.2) (a) that are Post Opt-out Products and that contain a Development Candidate as an active ingredient shall be three-quarters of those otherwise payable and (b) that are Post Opt-out Products and that do not contain a Development Candidate as an active ingredient shall be one-half of those otherwise payable.

2.6    Exclusivity.
2.6.1    During the Research Program Term, each party shall work exclusively with the other party under the terms of the Agreement with respect to discovery and development activities directed to identifying and developing Small Molecule Compounds that act through Selected Targets, on a Selected Target-by-Selected Target basis, until the later to occur of:
(a)    such time as the applicable Selected Target either:
(i)    becomes an Inactive Selected Target, or
(ii)    is designated as a BMS Target or a Lexicon Target and either (A) the Product Licensee has obtained an NDA Approval or MAA Approval of a Product acting through such Selected Target or (B) the Product Licensor has notified the Product Licensee of its election to discontinue further Research Program Activities with respect to such Selected Target; or
(b)    such time as the specific and substantial medical utility of such Selected Target in the CNS Field is or becomes (through no wrongful act of a party) available in the public domain through:
(i)    publication of a knockout mouse involving the knockout of the murine ortholog of such Selected Target with a phenotype indicating such medical utility;

(ii)    publication of an exogenous modulator of such Selected Target (such as a small molecule, antibody, or antisense or siRNA compound) that produces in a mammal a phenotype indicating such medical utility;

(iii)    publication of an exogenous potentiator of such Selected Target (such as a small molecule, antibody, or antisense or siRNA compound) that produces a phenotype that is substantially the opposite of a phenotype indicating such medical utility (for example, hypertension versus hypotension, hyperphagic vs hypophagic, or any similar pair of activities) in a mammal;

(iv)    publication of a transgenic mammal involving the overexpression of such Selected Target that produces a phenotype that is substantially the opposite of a phenotype indicating such medical utility;

(v)    publication of a genetic association study (i.e., based on human genotypic information) providing substantial evidence of a specific link between such Selected Target and a phenotype indicating such medical utility in humans;

(vi)    publication of human clinical trial results demonstrating a specific link between such Selected Target and a phenotype indicating such medical utility in humans;

(vii)    publication in a single reference of information (A) specifically identifying such Selected Target as a potential target for the development of pharmaceutical products for an indication in the CNS Field and (B) providing substantial evidence in support of the utility of such Selected Target as a target for the development of pharmaceutical products for such indication (for purposes of which it is expressly agreed that data regarding the expression of the Selected Target gene shall not, absent other substantial evidence in support of such utility, be sufficient to constitute substantial evidence of such utility); or

(viii)    public disclosure that a third party company unaffiliated with either Lexicon or BMS is engaged in the discovery or development of pharmaceutical products acting specifically through such Selected Target for an indication in the CNS Field; or

information with respect to such Selected Target of the nature set forth above (but that is not in the public domain) that BMS or Lexicon can show by written documents or other tangible evidence is disclosed to BMS or Lexicon by a Third Party with the lawful right to disclose such information to BMS or Lexicon.

The expiration or termination of the parties’ exclusivity obligations with respect to a Selected Target under this Section 2.6.1 shall not be construed as granting any right or license under any Background Materials, Background Technology or Program Intellectual Property related thereto.

2.6.2    During the Target Discovery Program Term, Lexicon shall work exclusively with BMS and shall not enter into discussions with any Third Party with respect to activities directed to the identification of novel Targets for the identification and development of Small Molecule Compounds for use in the CNS Field, provided that Lexicon may pursue discussions with third parties with respect to Released Targets and Inactive Selected Targets that the parties have agreed to out-license. During the Target Discovery Program Term, Lexicon shall work exclusively with BMS under the terms of the Agreement with respect to all Targets identified by Lexicon as of the Effective Date and thereafter as having potential utility in the CNS Field, with the exception of Lexicon’s LG617 Target (which is subject to Section 4.4) and Released Targets.
2.6.3    Except as otherwise provided for in this Agreement, and without granting any right or license under any Lexicon Background Materials or Lexicon Background Technology with respect thereto, for a period of five (5) years following the proposal that a Proposed Target be considered for designation as a Selected Target under Section 2.3.2, BMS shall not, unless such Proposed Target was so designated, research, develop or commercialize any pharmaceutical product for any indication within the CNS Field that specifically targets such Proposed Target. For the avoidance of doubt, the parties agree that this covenant not to compete is not meant to restrict BMS from researching, developing and/or commercializing pharmaceutical products that do not specifically target a Proposed Target but that nevertheless bind to such Proposed Target; provided that such pharmaceutical products specifically target, and achieve their intended physiological effects by binding to, a Target other than the Proposed Target. Without granting any right or license, BMS’s obligations under this Section 2.6.3 with respect to a Proposed Target shall terminate on the earlier of:
(a)    the medical utility in the disclosed indication of such Proposed Target is or becomes (through no wrongful act of BMS) available in the public domain through:

(i)    publication of a knockout mouse involving the knockout of the murine ortholog of such Proposed Target with a phenotype indicating such medical utility;

(ii)    publication of an exogenous modulator of such Proposed Target (such as a small molecule, antibody, or antisense or siRNA compound) that produces in a mammal a phenotype indicating such medical utility;

(iii)    publication of an exogenous potentiator of such Proposed Target (such as a small molecule, antibody, or antisense or siRNA compound) that produces a phenotype that is substantially the opposite of a phenotype indicating such medical utility (for example, hypertension versus hypotension, hyperphagic vs hypophagic, or any similar pair of activities) in a mammal;

(iv)    publication of a transgenic mammal involving the overexpression of such Proposed Target that produces a phenotype that is substantially the opposite of a phenotype indicating such medical utility;

(v)    publication of a genetic association study (i.e., based on human genotypic information) providing substantial evidence of a specific link between such Proposed Target and a phenotype indicating such medical utility in humans;

(vi)    publication of human clinical trial results demonstrating a specific link between such Proposed Target and a phenotype indicating such medical utility in humans;

(vii)    publication in a single reference of information (A) specifically identifying such Proposed Target as a potential target for the development of pharmaceutical products for an indication in the CNS Field and (B) providing substantial evidence in support of the utility of such Proposed Target as a target for the development of pharmaceutical products for such indication (for purposes of which it is expressly agreed that data regarding the expression of the Target gene shall not, absent other substantial evidence in support of such utility, be sufficient to constitute substantial evidence of such utility); or

(viii)    public disclosure that a third party company unaffiliated with either Lexicon or BMS is engaged in the discovery or development of pharmaceutical products acting specifically through such Proposed Target for an indication in the CNS Field; or

(b)    information with respect to such Proposed Target of the nature set forth above (but that is not in the public domain) that BMS can show by written documents or other tangible evidence, (i) is in the possession of BMS prior to the Effective Date; (ii) is disclosed to BMS by a Third Party with the lawful right to disclose such information to BMS; or (iii) is independently developed by or on behalf of BMS without use of Confidential Information disclosed by Lexicon to BMS pursuant to this Agreement.

2.7    Annual Research Plan.
2.7.1    The Joint Scientific Committee shall prepare and the Joint Management Committee shall approve the Annual Research Plan for every Contract Year (other than the First Contract Year) at least sixty (60) days prior to the commencement of such Contract Year. The Annual Research Plan for the First Contract Year shall be prepared by the Joint Scientific Committee and approved by the Joint Management Committee within sixty (60) days after the Effective Date.
2.7.2    The Joint Management Committee shall update and amend, as appropriate, the then-current Annual Research Plan from time to time.
2.7.3    Each Annual Research Plan shall contain the specific research objectives to be achieved during the relevant Contract Year, the specific activities to be performed under the Research Program during such year and the timeline for performing such activities, and shall designate which party shall be responsible for performing each of such activities.
2.7.4    Each Annual Research Plan shall be consistent with the other terms and conditions of this Agreement, including without limitation the objectives set forth in Section 2.1.1 and the terms and conditions set forth in Section 2.4, and each Annual Research Plan for Contract Years after the First Contract Year shall be substantially the same in form, including the items itemized in, the Annual Research Plan for the First Contract Year.
2.8    Research Program Records.
2.8.1    All work conducted by each party in the course of the Research Program shall be completely and accurately recorded, in reasonable detail and in good scientific manner, in separate laboratory notebooks. On reasonable notice, and at reasonable intervals, each party shall have the right to inspect and copy all such records of the other party reflecting Program Technology or work done under the Research Program, to the extent reasonably required to carry out its respective obligations and to exercise its respective rights hereunder. The parties acknowledge and agree that neither party guarantees the success of the Research Program tasks undertaken hereunder.

2.8.2    In order to protect the parties’ Patent Rights under U.S. law in any inventions conceived or reduced to practice during or as a result of the Research Program, each party agrees to maintain a policy that requires its employees to record and maintain all data and information developed during the Research Program in such a manner as to enable the parties to use such records to establish the earliest date of invention and/or diligence to reduction to practice. At a minimum, the policy shall require such individuals to record all inventions generated by them in standard laboratory notebooks or other suitable means that are dated and corroborated by non-inventors on a regular, contemporaneous basis.
2.9    Disclosure of Research Program Results. Subject to restrictions imposed by a party’s confidentiality obligations to any Third Party with respect to Background Materials or Background Technology, each party will disclose to the Joint Scientific Committee all Program Technology that is discovered, invented or made by such party during the course of the Research Program and that is useful in or relates to the Research Program, including, without limitation, information regarding Selected Targets, Small Molecule Compounds identified in the Research Program through the use of Selected Targets, activities of such Small Molecule Compounds, derivatives and results of in vitro and in vivo studies, assay techniques and new assays. Such Program Technology will be promptly disclosed to the Joint Scientific Committee, with meaningful discoveries or advances being communicated as promptly as practicable after such information is obtained or its significance is appreciated. Upon written request by any member of the Joint Scientific Committee, each party will provide the other with copies of the raw data generated in the course of the Research Program, if reasonably necessary to the other party’s work under the Research Program. Any information disclosed pursuant to this Section 2.9 may be used by the other party solely for the purposes of the Research Program or as otherwise expressly permitted in this Agreement.
2.10    Material Transfer. In order to facilitate the Research Program, either party may provide to the other party certain Program Materials and Background Materials Controlled by the supplying Party for use by the other party in furtherance of the Research Program. All such Program Materials shall be considered the Confidential Information of both parties and shall be subject to the restrictions in Article 8. All Background Materials shall be considered the Confidential Information of the supplying Party and shall be subject to the restrictions in Article 8. Except as otherwise provided under this Agreement, all such Program Materials and Background Materials delivered to the other party shall remain the sole property of the supplying party, shall be used only in furtherance of the Research Program and solely under the control of the other party and its Affiliates, shall not be used or delivered to or for the benefit of any Third Party without the prior written consent of the supplying party and shall not be used in research or testing involving human subjects. The Program Materials and Background Materials supplied under this Section 2.10 must be used with prudence and appropriate caution in any experimental work, since not all of their characteristics may be known. THE PROGRAM MATERIALS AND BACKGROUND MATERIALS ARE PROVIDED “AS IS” AND WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE OR ANY WARRANTY THAT THE USE OF THE MATERIALS WILL NOT INFRINGE OR VIOLATE ANY PATENT OR OTHER PROPRIETARY RIGHTS OF ANY THIRD PARTY.
2.11    Third Party Opportunities. In the event that a party is presented with an opportunity to obtain a license from a Third Party for the development and commercialization of a Small Molecule Compound acting through a Selected Target (a “Third Party Opportunity”), then the party may pursue such Third Party Opportunity, but only in the manner provided in this Section 2.11. For purposes of Third Party Opportunities, Section 2.6.1(a) shall not apply with respect to the parties’ rights and obligations under this Section 2.11 and, accordingly, either party shall have the right to pursue any Third Party Opportunity, and enter into an agreement with a Third Party with respect to such Third Party Opportunity, in accordance with this Section 2.11 provided that Section 2.6.1(b) alone is satisfied.
2.11.1    Third Party Opportunities for Selected Targets. In the event that a party is presented with a Third Party Opportunity for the development and commercialization of a Small Molecule Compound acting through a Selected Target that has not been previously designated as an Inactive Selected Target, a BMS Target or a Lexicon Target, then the party may pursue such Third Party Opportunity, but only in the manner provided in this Section 2.11.1. The party shall present the Third Party Opportunity, including all relevant terms and conditions relating thereto (subject to any confidentiality obligations to the Third Party), to the Joint Management Committee. In the event that the Joint Management Committee elects to pursue such Third Party

Opportunity, then the parties shall negotiate (with one another and with the Third Party, as appropriate) in a good faith effort to reach an agreement whereby the Third Party Opportunity can be included as a Product under the Agreement. In the event that the parties and the Third Party reach an agreement to include such Third Party Opportunity as a Product under the Agreement, then (a) the Third Party Opportunity shall be included as a Product under the Agreement, subject (unless otherwise agreed to by the parties) to the milestone and royalty provisions of Article 5, and (b) the payments and royalties payable to such Third Party in consideration for such Third Party Opportunity shall be treated in accordance with Section 5.5.5, unless otherwise agreed by the parties. In the event that the Joint Management Committee does not elect to pursue such Third Party Opportunity, then, subject to the parties’ obligations under Section 2.6.1(b) and Article 8, either party shall have the right to pursue such Third Party Opportunity and, upon completion of an agreement with such Third Party for such Third Party Opportunity, shall, by notice to the other party, either (i) include such Third Party Opportunity as a Product under this Agreement, subject to the milestone and royalty provisions of Article 5, or (ii) designate such Selected Target as an Inactive Selected Target to be pursued by the other party.
2.11.2    Third Party Opportunities for Inactive Selected Targets, BMS Targets or Lexicon Targets. In the event that a party is presented with a Third Party Opportunity for the development and commercialization of a Small Molecule Compound acting through a Selected Target that has been previously designated as an Inactive Selected Target, a BMS Target or a Lexicon Target, then the party may pursue such Third Party Opportunity, but only in the manner provided in this Section 2.11.2 and subject to the parties’ obligations under Section 2.6.1(b) and Article 8.
2.11.2.1     If the party pursuing such Third Party Opportunity elects to have the Third Party Opportunity considered to be included as a Product under this Agreement, the party shall present the Third Party Opportunity, including all relevant terms and conditions relating thereto (subject to any confidentiality obligations to the Third Party), to the Joint Management Committee. In the event that the Joint Management Committee elects to pursue such Third Party Opportunity, then the parties shall negotiate (with one another and with the Third Party, as appropriate) in a good faith effort to reach an agreement whereby the Third Party Opportunity can be included as a Product under the Agreement. In the event that the parties and the Third Party reach an agreement to include such Third Party Opportunity as a Product under the Agreement, then (a) the Third Party Opportunity shall be included as a Product under the Agreement, subject (unless otherwise agreed to by the parties) to the milestone and royalty provisions of Article 5, and (b) the payments and royalties payable to such Third Party in consideration for such Third Party Opportunity shall be treated in accordance with Section 5.5.5, unless otherwise agreed by the parties. In the event that the Joint Management Committee does not elect to pursue such Third Party Opportunity, then, subject to the parties’ obligations under Section 2.6.1(b) and Article 8, either party shall have the right to pursue such Third Party Opportunity. If the party pursuing such Third Party Opportunity holds exclusive rights under Article 4 with respect to such Selected Target, upon completion of an agreement with such Third Party for such Third Party Opportunity, such party shall, by notice to the other party, either (i) include such Third Party Opportunity as a Product under this Agreement, subject to the milestone and royalty provisions of Article 5, or (ii) designate such Third Party Opportunity as being outside the scope of this Agreement, with no rights under Article 4 being granted with respect to such Third Party Opportunity.
2.11.2.2     If the party pursuing such Third Party Opportunity does not elect to have the Third Party Opportunity considered to be included as a Product under this Agreement, the party to whom the Third Party Opportunity is presented shall have the right, at its sole discretion, but subject to its obligations under Section 2.6.1(b) and Article 8, to proceed to negotiate and enter into an agreement with the Third Party with respect to such Third Party Opportunity outside of this Agreement, with no rights under Article 4 being granted with respect to such Third Party Opportunity; provided that such party shall promptly notify the other party of its completion of an agreement with respect to such Third Party Opportunity.

2.11.2.3     In the event the Product Licensee for a Selected Target (or the holder of exclusive rights under Section 4.1 with respect to an Inactive Selected Target) enters into an agreement for a Third Party Opportunity outside the scope of this Agreement pursuant to Section 2.11.2.1 or 2.11.2.2, upon completion of such agreement, such party shall notify the other party whether or not it intends to continue to use Diligent Efforts in accordance with Section 6.1 with respect to such Selected Target. In the event such party notifies the other party that it does not intend to use Diligent Efforts in accordance with Section 6.1 with respect to such Selected Target, the party entering into the agreement for such Third Party Opportunity shall be deemed to have failed to satisfy its obligations under Section 6.1 with respect to such Selected Target, and the other party shall have the rights specified in Section 6.2 relating thereto.
Article 3.    COLLABORATION MANAGEMENT
3.1    Program Committees.
3.1.1    Joint Management Committee. As soon as practicable after the Effective Date, BMS and Lexicon shall establish a Joint Management Committee (the “Joint Management Committee”) comprised of four (4) representatives designated by BMS and four (4) representatives designated by Lexicon, each of whom shall have experience and seniority sufficient to enable him or her to make decisions on behalf of the party he or she represents; provided that BMS and Lexicon may, by mutual agreement, designate an appropriate number of additional representatives from time to time.
3.1.2    Joint Scientific Committee. As soon as practicable after the Effective Date, BMS and Lexicon shall establish a Joint Scientific Committee (the “Joint Scientific Committee”) comprised of four (4) representatives designated by BMS and four (4) representatives designated by Lexicon, each of whom shall have experience and seniority sufficient to enable him or her to make decisions on behalf of the party he or she represents; provided that BMS and Lexicon may, by mutual agreement, designate an appropriate number of additional representatives from time to time. From time to time during the Research Program Term, the Joint Scientific Committee may establish one or more Joint Research Project Teams (each, a “Joint Research Project Team”) to implement various aspects of the Annual Research Plan. Such teams shall be governed in the same manner and subject to the relevant requirements as set forth herein for the Joint Scientific Committee.
3.2    Program Directors. Each party shall appoint one of its designees on the Joint Management Committee or the Joint Scientific Committee to serve as a program director (each, a “Program Director”) with responsibility for overseeing the day-to-day activities of the parties with respect to the Research Program and for being the primary point of contact between the parties with respect to the Research Program.
3.3    Replacement of Program Committee Representatives and Program Directors. Each party shall be free to replace its representative members of any Program Committee and its Program Director with new appointees who have authority to act on behalf of such party, on notice to the other party.
3.4    Responsibilities of Joint Management Committee. The Joint Management Committee shall be responsible for overseeing and directing the parties’ interaction and performance of their respective obligations under this Agreement. Without limiting the generality of the foregoing, its duties shall include, and it shall be responsible for decisions with respect to, the following:
(a)    designation of Selected Targets and Released Targets in accordance with Section 2.3.2 hereof;
(b)    review and approval of Annual Research Plans;
(c)    oversight of the implementation of Annual Research Plans and allocation of resources and other activities in support of the Research Program, including the matters contemplated by Section 2.4 hereof;
(d)    designation of Selected Targets as Reserved Targets in accordance with Section 2.3.3 hereof;

(e)    classification of Selected Targets as Inactive Selected Targets in accordance with Section 2.3.4 hereof;
(f)    authorization of the commencement of Compound Library Screening for a Selected Target;
(g)    determination as to which Selected Targets should be pursued with a Mid-Phase Program and which party should perform such Mid-Phase Program;
(h)    determination as to which Selected Targets should be pursued with a Full Phase Program and which party should perform such Full Phase Program;
(i)    establishment of criteria for designation of Development Candidates (for purposes of which BMS’s representatives on the Joint Management Committee shall be responsible for ensuring the consistency of such criteria with the internal standards and criteria customarily used by BMS to qualify compounds as an Early Candidate Nomination) and Back-up Compounds;
(j)    designation of Development Candidates (for purposes of which BMS’s representatives on the Joint Management Committee shall be responsible for ensuring compliance, in advance of such designation, with all applicable internal decision-making criteria and procedures of BMS for the designation of such Development Candidates as an Early Candidate Nomination) and Back-up Compounds;
(k)    decisions with respect to the preclinical development of Development Candidates and Back-up Compounds leading to the commencement of a Phase 1 Trial;
(l)    prioritization of programs and activities where resources are constrained;
(m)    resolving matters within the responsibilities of the Joint Scientific Committee as to which the members of the Joint Scientific Committee are unable to reach a consensus; and
(n)    addressing scientific issues and resolving differences that may arise between the parties related to the performance of the Target Discovery Program or the Research Program.
The Joint Management Committee shall not have the power to amend or waive compliance with this Agreement.

3.5    Responsibilities of Joint Scientific Committee. The Joint Scientific Committee shall be responsible for preparing for approval by the Joint Management Committee and implementing the Annual Research Plans, allocation of resources and other activities in support of the Research Program, with the objective of expeditiously identifying Selected Targets and identifying compounds meeting the criteria for designation as Development Candidates. Without limiting the generality of the foregoing, its duties shall include (a) establishing requirements (including, for example, with respect to throughput) for, or otherwise approving the use of, assays for Compound Library Screening, (b) selecting Small Molecule Compounds for optimization, characterization and/or preclinical evaluation in the conduct of the Research Program, (c) monitoring, reviewing and reporting on the progress of the Research Program, and (d) setting the agenda for the Joint Management Committee for scientific and technical matters relating to the Research Program and recommending actions by the Joint Management Committee. The Joint Scientific Committee shall further have responsibility during the Target Discovery Program Term for (i) determining, promptly following the completion of Level 1 Phenotypic Analysis of a line of Mutant Mice, whether such line of Mutant Mice displayed a phenotype suggestive, in the Joint Scientific Committee’s reasonable scientific judgment, of the potential utility of the corresponding Target in the CNS Field and which Level 2 Phenotypic Analyses should, in the Joint Scientific Committee’s reasonable scientific judgment, be conducted in light of such phenotype (provided that no affirmative action of the Joint Scientific Committee shall be required to effect such determination if it concurs with the activities undertaken by Lexicon with respect to such line of Mutant Mice) and (ii) monitoring and reviewing the progress of the Target Discovery Program. The Joint Scientific Committee shall not have the power to amend or waive compliance with this Agreement. As appropriate, the Joint Scientific Committee shall establish subcommittees and working groups, having an equal number of representatives of Lexicon and BMS, which will work closely and meet frequently to further the objectives of this Agreement.
3.6    Meetings of Program Committees. Each Program Committee shall meet at least once every Contract Quarter, and more frequently as the parties deem appropriate, on such dates and at such times as the parties shall agree, on ten (10) days’ written notice to the other party unless such notice is waived by the parties. The first meeting of the Joint Management Committee shall take place within thirty (30) days after the Effective Date, at Lexicon’s facility in The Woodlands, Texas. Each Program Committee may convene or be polled or consulted from time to time by means of telecommunications, videoconferences or correspondence, as deemed necessary or appropriate by the parties. To the extent that meetings are held in person, they shall alternate between the offices of the parties unless the parties otherwise agree.
3.7    Decisions.
3.7.1    Quorum; Voting. A quorum for a meeting of a Program Committee shall require the presence of at least one Lexicon member (or designee) and at least one BMS member (or designee) in person or by telephone. All decisions made or actions taken by a Program Committee shall be made unanimously by its members, with the Lexicon members cumulatively having one vote and the BMS members cumulatively having one vote; provided that, in the event the members of the Joint Management Committee are unable to reach unanimity as to a decision under Section 3.4(a), the BMS members of the Joint Management Committee shall have the deciding vote; and provided further, that at such time that a party is designated as a Product Licensee with respect to a Selected Target under Section 2.5, such Product Licensee shall then have final decision-making authority with respect to decisions concerning all further research and development activities with respect to such Selected Target.
3.7.2    Dispute Resolution.
3.7.2.1    In the event that unanimity cannot be reached by the Joint Scientific Committee with respect to a matter that is a subject of its decision-making authority, then the matter shall be referred for further review and resolution to the Alliance Managers and the Joint Management Committee. Except as provided in Section 3.7.1, in the event that unanimity cannot be reached by the Joint Management Committee with respect to a matter that is a subject of its decision-making authority, then the matter shall be referred for further review and resolution to the President, Pharmaceutical Research Institute of BMS and the Chief Executive Officer of Lexicon. The designated officers of each party shall use reasonable efforts to resolve the matter within thirty (30) days after the matter is referred to them.
3.7.2.2    If the designated officers cannot resolve any matter described in Section 3.4 within such 30-day period, the matter shall be referred to a Third Party arbitrator or arbitrators, in accordance with the following procedures, whose decision shall be (a) binding in the event the matter under consideration is the classification of Selected Targets as Inactive Selected Targets in accordance with Section 2.3.4 hereof, and (b) non-binding otherwise. In such event, the parties shall attempt to mutually agree upon a single independent Third Party arbitrator, who shall be a scientific professional with appropriate experience in the subject matter at issue in such disagreement, within forty-five (45) days after the initial referral of such matter to the designated officers. If the parties are unable to mutually agree upon one such person, then each party shall appoint one independent Third Party scientific professional with appropriate experience in the subject matter at issue in such disagreement prior to the expiration of such forty-five (45) day period, and within sixty (60) days after the initial referral of such matter to the designated officers, such person(s) shall select a single independent Third Party arbitrator, who shall be a scientific professional with appropriate experience in the subject matter at issue in such disagreement. Each party shall present all information presented to the Joint Management Committee and all other information as such party reasonably desires regarding such disagreement. Within ninety (90) days after the initial referral of such matter to the designated officers, the arbitrator shall provide written notice to the parties regarding his or her determination regarding such disagreement.
3.8    Administration. The chairperson of each Program Committee shall be designated annually on an alternating basis between the parties. The initial chairperson shall be selected by BMS. The party not designating the chairperson shall designate one of its representative members as secretary to such Program Committee for such year. The chairperson shall be responsible for calling meetings of such Program Committee, sending notices of meetings to all members and for leading such meetings.
3.9    Minutes. Within fifteen (15) days after each Program Committee meeting, the secretary of such Program Committee shall prepare and distribute minutes of the meeting, which shall provide a description in reasonable detail of the discussions had at the meeting and a list of any actions, decisions or determinations approved by such Program Committee. The secretary shall be responsible for circulation of all draft and final minutes. Draft minutes shall be first circulated to the chairperson, edited by the chairperson and then circulated in final draft form to all members of such Program Committee sufficiently in advance of the next meeting to allow adequate review and comment prior to the meeting. Minutes shall be approved or disapproved, and revised as necessary, at the next meeting. Final minutes shall be distributed to the members of such Program Committee.
3.10    Term. The Joint Scientific Committee and the Joint Management Committee shall exist until the termination or expiration of the Research Program Term and for such longer period as necessary to perform the responsibilities assigned to it under this Agreement.
3.11    Expenses. Each party shall be responsible for all travel and related costs for its representatives to attend meetings of, and otherwise participate on, the Joint Scientific Committee and the Joint Management Committee.
3.12    Alliance Managers. Each party shall appoint one senior representative who possesses a general understanding of the scientific and business issues relevant to this Agreement to act as its respective alliance manager (each, an “Alliance Manager”) for the relationship of the parties under this Agreement. Each party may change its designated Alliance Manager from time to time upon notice to the other party. Any Alliance Manager may designate a substitute to temporarily perform the functions of that Alliance Manager. Each Alliance Manager shall be charged with creating and maintaining a collaborative work environment within and among the Joint Management Committee and Joint Scientific Committee and any other committees or working groups that may be formed pursuant to this Agreement. Each Alliance Manager will also:
(a)     be the point of first referral in all matters of conflict resolution;
(b)     provide a single point of communication for seeking consensus both internally within the respective parties organizations and together regarding key strategy and plan issues;
(c)    plan and coordinate cooperative efforts and internal and external communications; and
(d)    take responsibility for ensuring that governance activities occur as set forth in this Agreement, in particular ensuring that Joint Scientific Committee and Joint Management Committee meetings occur, and that minutes are developed from such meetings, in accordance with this Agreement, and that action items determined at such meetings are appropriately carried out or otherwise addressed.
The Alliance Managers shall be entitled to attend meetings of any of the Joint Scientific Committee and Joint Management Committee and other committees that may be formed, but shall not have, or be deemed to have, any rights or responsibilities of a member of any committee. Each Alliance Manager may bring any matter to the attention of any committee where such Alliance Manager reasonably believes that such matter requires such attention.
Any dispute between the parties arising under this Agreement shall be brought to the attention of the Alliance Managers for resolution. The Alliance Managers will endeavor to propose and define mutually acceptable solutions and facilitate communications in an attempt to bring the dispute to a mutually agreeable resolution. If the Alliance

Managers cannot find an acceptable solution to a dispute and if the Joint Management Committee cannot resolve any matter properly referred to it, such dispute shall be resolved as set forth in Section 3.7.2 or Section 12.6, as applicable.
Article 4.    GRANTS OF RIGHTS
4.1    Grants of Research Licenses.
4.1.1    By Lexicon.
4.1.1.1    Selected Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, during the Research Program Term, Lexicon hereby grants to BMS and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Lexicon Background Materials and the Lexicon Background Technology and (b) a co-exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Program Intellectual Property to (i) identify and validate Selected Targets (other than Selected Targets that have become BMS Inactive Selected Targets, Lexicon Inactive Selected Targets, BMS Targets or Lexicon Targets) for the identification, evaluation and optimization of Small Molecule Compounds that are active against such Selected Targets for use in the CNS Field, (ii) identify Small Molecule Compounds that are active against such Selected Targets through the use of such Selected Targets and (iii) undertake preclinical research and evaluation of Program Compounds, in each case in the conduct of the Research Program. Such right and license shall include the right to grant sublicenses to Third Parties that are approved by the Joint Management Committee.
4.1.1.2    BMS Inactive Selected Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, Lexicon hereby grants to BMS and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Lexicon Background Materials and the Lexicon Background Technology and (b) an exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Program Intellectual Property to (i) validate BMS Inactive Selected Targets for the identification, evaluation and optimization of Small Molecule Compounds that are active against such Selected Targets for use in the CNS Field, (ii) identify Small Molecule Compounds that are active against such BMS Inactive Selected Targets through the use of such BMS Inactive Selected Targets and (iii) undertake preclinical research and evaluation of Small Molecule Compounds that are active against such BMS Inactive Selected Targets. Such right and license shall include the right to grant sublicenses to Third Parties in connection with, and incident to, a sublicense granted to such Third Party under the rights and licenses granted under Section 4.2.1. The rights and licenses granted under this Section 4.1.1.2 shall be in effect during the Research Program Term and thereafter so long as BMS is using Diligent Efforts in exercising its rights under this license.
4.1.1.3    BMS Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, Lexicon hereby grants to BMS and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Lexicon Background Materials and the Lexicon Background Technology and (b) an exclusive right and license (without any right to sublicense, except as set forth below) under Lexicon’s rights in the Program Intellectual Property to (i) identify Small Molecule Compounds that are active against BMS Targets through the use of such BMS Targets and (ii) undertake preclinical research and evaluation of Small Molecule Compounds that are active against such BMS Targets. Such right and license shall include the right to grant sublicenses to Third Parties in connection with, and incident to, a sublicense granted to such Third Party under the rights and licenses granted under Section 4.2.1.

4.1.2    By BMS.
4.1.2.1    Selected Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, during the Research Program Term, BMS hereby grants to Lexicon and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the BMS Background Materials and the BMS Background Technology and (b) a co-exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the Program Intellectual Property to (i) identify and validate Selected Targets (other than Selected Targets that have become BMS Inactive Selected Targets, Lexicon Inactive Selected Targets, BMS Targets or Lexicon Targets) for the identification, evaluation and optimization of Small Molecule Compounds that are active against such Selected Targets for use in the CNS Field, (ii) identify Small Molecule Compounds that are active against such Selected Targets through the use of such Selected Targets and (iii) undertake preclinical research and evaluation of Program Compounds, in each case in the conduct of the Research Program. Such right and license shall include the right to grant sublicenses to Third Parties that are approved by the Joint Management Committee.
4.1.2.2    Lexicon Inactive Selected Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, BMS hereby grants to Lexicon and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the BMS Background Materials and the BMS Background Technology and (b) an exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the Program Intellectual Property to (i) validate Lexicon Inactive Selected Targets for the identification, evaluation and optimization of Small Molecule Compounds that are active against such Selected Targets for use in the CNS Field, (ii) identify Small Molecule Compounds that are active against such Lexicon Inactive Selected Targets through the use of such Lexicon Inactive Selected Targets and (iii) undertake preclinical research and evaluation of Small Molecule Compounds that are active against such Lexicon Inactive Selected Targets. Such right and license shall include the right to grant sublicenses to Third Parties in connection with, and incident to, a sublicense granted to such Third Party under the rights and licenses granted under Section 4.2.2. The rights and licenses granted under this Section 4.1.2.2 shall be in effect during the Research Program Term and thereafter so long as Lexicon is using Diligent Efforts in exercising its rights under this license.
4.1.2.3    Lexicon Targets. Subject to the terms of this Agreement and any applicable Pre‑existing Obligations, BMS hereby grants to Lexicon and its Affiliates, within the Territory, (a) a non-exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the BMS Background Materials and the BMS Background Technology and (b) an exclusive right and license (without any right to sublicense, except as set forth below) under BMS’s rights in the Program Intellectual Property to (i) identify Small Molecule Compounds that are active against Lexicon Targets through the use of such Lexicon Targets and (ii) undertake preclinical research and evaluation of Small Molecule Compounds that are active against such Lexicon Targets. Such right and license shall include the right to grant sublicenses to Third Parties in connection with, and incident to, a sublicense granted to such Third Party under the rights and licenses granted under Section 4.2.2.
4.1.3    Restrictions on Clinical Development of Products. Neither party nor their respective Affiliates shall administer to humans any Product that incorporates or is derived from any Program Compound, unless and until (and then only to the extent that) such party has received Joint Management Committee approval or has received a license under Section 4.2 for the clinical development and commercialization of such Product.
4.2    Grants of Development and Commercialization Licenses.
4.2.1    By Lexicon. Subject to the terms of this Agreement and any applicable Pre-existing Obligations, Lexicon hereby grants to BMS and its Affiliates, within the Territory, an exclusive right and license, with the right to sublicense, under Lexicon’s rights in the Program Intellectual Property to develop, make, have made, import, use, have used, offer for sale, sell and have sold BMS Development Compounds and BMS Products. Any sublicense under this Section 4.2.1 shall be set forth in a written agreement containing confidentiality, non-use, ownership of intellectual property and audit provisions consistent with and no less restrictive than those contained herein, shall be subject and subordinate to the terms and conditions of this Agreement, and shall obligate the Sublicensee to make the milestone and royalty payments required hereunder; provided that BMS shall remain responsible for all payments due to Lexicon hereunder. BMS shall provide Lexicon with an appropriately redacted copy of each sublicense agreement promptly after executing the same; provided, however, that subject to the exceptions set forth in Section 1.18, each such sublicense agreement shall be Confidential Information of BMS.
4.2.2    By BMS. Subject to the terms of this Agreement and any applicable Pre-existing Obligations, BMS hereby grants to Lexicon and its Affiliates, within the Territory, an exclusive right and license, with the right to sublicense, under BMS’s rights in the Program Intellectual Property to develop, make, have made, import, use, have used, offer for sale, sell and have sold Lexicon Development Compounds and Lexicon Products. Any sublicense under this Section 4.2.2 shall be set forth in a written agreement containing confidentiality, non-use, ownership of intellectual property and audit provisions consistent with and no less restrictive than those contained herein, shall be subject and subordinate to the terms and conditions of this Agreement, and shall obligate the Sublicensee to make the milestone and royalty payments required hereunder; provided that Lexicon shall remain responsible for all payments due to BMS hereunder. Lexicon shall provide BMS with an appropriately redacted copy of each sublicense agreement promptly after executing the same; provided, however, that subject to the exceptions set forth in Section 1.18, each such sublicense agreement shall be Confidential Information of Lexicon.
4.3    No Grant of Other Technology or Patent Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a party hereto, as a result of this Agreement, obtain any ownership interest in or other right to any technology, know-how, patents, patent applications, gene or genomic sequence data or information, products, or biological materials of the other party, including items owned, controlled or developed by, or licensed to, the other party, or transferred by the other party to said party, at any time pursuant to this Agreement.
4.4    Right of First Offer for LG617 Target Collaboration. Lexicon agrees that, during the period beginning on the Effective Date and ending on the later of (a) the expiration of the Target Discovery Program Term or (b) the commencement of a Phase 1 Trial in the U.S. for an LG617 Compound (the “LG617 Option Period”), BMS shall have the following right of first offer. During the LG617 Option Period, Lexicon shall not grant any license or otherwise transfer rights to any Third Party for the development or commercialization of any LG617 Compound (any such arrangement being referred to herein as an “LG617 License”), or enter into discussions with any Third Party with respect to any such LG617 License, unless and until an LG617 Compound has progressed to at least a stage of development where it is ready for the filing of an IND with the FDA. In the event that, at any time during the LG617 Option Period after an LG617 Compound has progressed to such stage of development, Lexicon desires to enter into an LG617 License (or after the LG617 Option Period, if Lexicon has not previously notified BMS of such desire), before entering into discussions with any Third Party with respect to an LG617 License, Lexicon shall first notify BMS of its desire to enter into an LG617 License and, if requested by BMS within thirty (30) days of such notice, shall enter into good faith negotiations with BMS with respect to an LG617 License for a period of ninety (90) days following such notice (the “LG617 Negotiation Period”). In the event Lexicon and BMS do not enter into an LG617 License within such LG617 Negotiation Period, Lexicon will be free, at any time thereafter, to enter into negotiations with respect to an LG617 License with any Third Party; provided that, during the LG617 Option Period (but not thereafter), prior to entering an LG617 License with a Third Party on terms that, taken as a whole, are materially less favorable to Lexicon than the terms last offered by Lexicon to BMS, Lexicon shall first offer such terms to BMS, and if requested by BMS within thirty (30) days of such offer, shall enter into an LG617 License with BMS on such terms. Notwithstanding the foregoing, in the event that Lexicon’s further development of an LG617 Compound following the expiration of an LG617 Negotiation Period result in the availability of data that materially increases the value of such LG617 License (for example, positive clinical data), Lexicon shall not thereafter commence negotiations with a Third Party during the LG617 Option Period regarding an LG617 License unless it shall have first notified BMS of such new data and, if requested by BMS within thirty (30) days of such notice, entered into good faith negotiations with BMS with respect to an LG617 License for an additional LG617 Negotiation Period. Lexicon shall likewise notify BMS of new data following the expiration of the LG617 Option Period, but shall have no obligation to grant BMS an additional LG617 Negotiation Period.
Article 5.    PAYMENTS
5.1    Upfront Payment. In consideration of the rights granted to BMS under this Agreement, BMS shall pay to Lexicon an upfront payment of thirty-six million dollars (U.S. $36,000,000), which shall be due and payable within ten (10) business days of the Effective Date, but in no event later than December 31, 2003.
5.2    Target Discovery Program Payments. Subject to the other terms and conditions of this Agreement, in consideration for and as a contribution toward the Lexicon’s costs of development and analysis of Mutant Mice in the Target Discovery Program, BMS shall make the following payments to Lexicon on the following schedule:
(a)    annual research payments of ten million dollars (U.S. $10,000,000) for each of the first three Contract Years of the Target Discovery Program Term, which annual research payments shall be payable in four quarterly installments of two million five hundred thousand dollars (U.S. $2,500,000) each, due within ten (10) days of the start of each Contract Quarter during such Contract Year; provided however, such payment shall be subject to and conditioned upon Lexicon providing at least 100 FTEs per year in support of the Target Discovery Program during such three year period;
(b)    in the event BMS elects to extend the Target Discovery Program Term under Section 2.2.2(a), annual research payments of ten million dollars (U.S. $10,000,000) for each of the fourth and fifth Contract Years of the Target Discovery Program Term, which annual research payments shall be payable in four quarterly installments of two million five hundred thousand dollars (U.S. $2,500,000) each, due within ten (10) days of the start of each Contract Quarter during such Contract Year; provided, however, such payment shall be subject to and conditioned upon Lexicon providing at least an average of 40 FTEs per year in support of the Target Discovery Program during such two-year period; and
(c)    in the event BMS elects to extend the Target Discovery Program Term under Section 2.2.2(b), annual research payments of twenty-five million dollars (U.S. $25,000,000) for each of the fourth and fifth Contract Years of the Target Discovery Program Term, which annual research payments shall be payable in four quarterly installments of six million, two hundred fifty thousand dollars (U.S. $6,250,000) each, due within ten (10) days of the start of each Contract Quarter during such Contract Year; provided, however, such payment shall be subject to and conditioned upon Lexicon providing at least an average of 100 FTEs per year in support of the Target Discovery Program during such two-year period.
5.3    Research Program Milestone Payments. BMS shall pay Lexicon the following Research Program milestone payments within thirty (30) days of the occurrence of the event giving rise to such payment:
(a)    after Compound Library Screening has been first commenced for a total of five (5) Selected Targets in a given Contract Year, BMS shall pay Lexicon one million dollars (U.S. $1,000,000) for each subsequent Selected Target for which Compound Library Screening is first commenced in such Contract Year;
(b)    during the Target Discovery Program Term, after a Full Phase Program has been first commenced for one (1) Selected Target in a given Contract Year, BMS shall pay Lexicon two million dollars (U.S. $2,000,000) for each subsequent Selected Target in such Contract Year for which a Full Phase Program is first commenced; and
(c)    during the period beginning after the Target Discovery Program Term, after Full Phase Programs have been first commenced for a total of four (4) Selected Targets in the Research Program (a total of five (5) Selected Targets in the event BMS elected to extend the Target Discovery Program Term under Section 2.2.2), BMS shall pay Lexicon two million dollars (U.S. $2,000,000) for each subsequent Selected Target for which a Full Phase Program is first commenced;

provided that the total of the above Research Program milestone payments for the first Contract Year of the Research Program shall not exceed two million dollars (U.S. $2,000,000). The Research Program milestone payments payable under this Section 5.3 shall not be considered part of, or included in the calculation of the Research Program Costs contributed by BMS to the Research Program. For clarification, for purposes of determining the above Research Program milestone payments, (i) only the first commencement of the first Compound Library Screening for a given Selected Target will be counted, and any subsequent Compound Library Screening for the same Selected Target will not be counted and (ii) only the first commencement of the first Full Phase Program for a given Selected Target will be counted, and any subsequent Full Phase Programs for the same Selected Target will not be counted.
5.4    Product Development Milestone Payments.
5.4.1    BMS Products. For each BMS Target, BMS shall pay Lexicon the following milestone payments for the first BMS Product acting through such BMS Target:

Milestone Event	Payments for BMS Target for which Level 1 Phenotypic Analysis was Completed after the Effective Date	Payments for BMS Target for which Level 1 Phenotypic Analysis was Completed by the Effective Date
IND filing	U.S. $3,000,000	U.S. $3,000,000
Commencement of a Phase 2 Trial	5,000,000	13,000,000
Commencement of a Phase 3 Trial	10,000,000	15,000,000
NDA Filing	10,000,000	13,000,000
MAA Filing	5,000,000	7,000,000
NDA Approval or MAA Approval (upon the first to occur)	17,000,000	25,000,000
Total	U.S. $50,000,000	U.S. $76,000,000

Subject to Section 5.4.3, BMS shall pay Lexicon milestone payments for each subsequent BMS Product acting through the same BMS Target in amounts, for each milestone event, equal to one‑half of the corresponding amounts set forth in the foregoing table. For each BMS Product that is a Post Opt-out Product, milestone payment amounts otherwise payable shall be reduced as set forth in Section 2.5.3.4. For each BMS Product that acts through a BMS Target that was designated from a BMS Inactive Selected Target, the milestone payment amounts otherwise payable shall be reduced as set forth in Section 2.3.4.2.

5.4.2    Lexicon Products. For each Lexicon Target, Lexicon shall pay BMS the following milestone payments for the first Lexicon Product acting through such Lexicon Target:

Milestone Event	Payments for Lexicon Target
IND filing	U.S. $1,500,000
Commencement of a Phase 2 Trial	2,500,000
Commencement of a Phase 3 Trial	5,000,000
NDA Filing	5,000,000
MAA Filing	2,500,000
NDA Approval or MAA Approval (upon the first to occur)	8,500,000
Total	U.S. $25,000,000

Subject to Section 5.4.3, Lexicon shall pay BMS milestone payments for each subsequent Lexicon Product acting through the same Lexicon Target in amounts, for each milestone event, equal to one‑half of the corresponding amounts set forth in the foregoing table. For each Lexicon Product that is a Post Opt-out Product, milestone payment amounts otherwise payable shall be reduced as set forth in Section 2.5.3.4. For each Lexicon Product that acts through a Lexicon Target that was designated from a Lexicon Inactive Selected Target, the milestone payment amounts otherwise payable shall be reduced as set forth in Section 2.3.4.2.

5.4.3    Milestone Conditions. The milestone payments payable under Sections 5.4.1 and 5.4.2 with respect to Products acting through a given BMS Target or Lexicon Target, as the case may be, shall be subject to the following conditions.
(a)    Only one set of milestone payments will be paid for all Products containing a given Development Compound (including all forms and formulations of Products containing such Development Compound) upon the first occurrence of the milestone event for a Product containing that Development Compound, regardless of the number of times a milestone event may be achieved for Products containing such Development Compound (for example, regardless of the number of Phase 3 Trials and NDA Filings and Approvals that may be obtained for Products containing such Development Compound).
(b)    Each milestone payment shall be payable upon the first achievement of the milestone event for a given Development Compound; provided, however, for each subsequent Product containing a different Development Compound, the milestone payments for such subsequent Product shall be deferred until NDA Approval or MAA Approval is obtained for the first Product. Once NDA Approval or MAA Approval is obtained for the first Product, any deferred milestone payments for the next most advanced subsequent Product continuing in development will be due; provided that, if development of any Product is discontinued prior to NDA Approval or MAA Approval, any milestone payments made for such Product shall be credited against any milestone payments due for any subsequent Product. As each Product is approved, deferred milestone payments will be paid consistent with the foregoing principles.

(c)    Subject to the foregoing provisions of this Section 5.4.3, if any milestone event for a Product is achieved prior to or in the absence of the achievement of any preceding milestone event for such Product (e.g., an NDA filing for a Product without a Phase 3 Trial) then, effective upon achievement of any such milestone event, all previously unpaid payments for any such preceding milestone event(s) shall also become due and payable.

5.4.4    Notice of Milestone Achievement. Each Product Licensee shall promptly notify the Product Licensor of the first occurrence of any milestone with respect to each Selected Target, and milestone payments shall be made within thirty (30) days after such occurrence. Such milestone payments shall be non-refundable and shall not be credited against royalties payable to the Product Licensee under this Agreement, subject to Section 6.2.
5.5    Product Royalties.
5.5.1    BMS Products. For each BMS Product, BMS shall pay to Lexicon the following royalties on aggregate annual Net Sales in the Territory of such BMS Product:

Aggregate Annual Worldwide Net Sales of BMS Product in Contract Year	Royalty on Net Sales for BMS Product Acting Through a BMS Target that is not a Listed Target	Royalty on Net Sales for BMS Product Acting Through a BMS Target that is a Listed Target
Under U.S. $500,000,000	7.0%	10.0%
From U.S. $500,000,000 to U.S. $1,000,000,000	8.0%	11.0%
Above $1,000,000,000	10.0%	12.0%

By way of example, in a given Contract Year, if the aggregate annual worldwide Net Sales of a given BMS Product acting through a BMS Target that is not a Listed Target is $3.5 billion, the following royalty payment would be payable under this Section 5.5.1: (7.0% x $0.5 billion) + (8.0% x $0.5 billion) + (10.0% x $2.5 billion) = $325 million. For BMS Products which are Post Opt-out Products, the foregoing royalty payment amounts may be subject to reduction as provided in Section 2.5.3.4. For BMS Products that act through a BMS Target that was designated from a BMS Inactive Selected Target, the above royalty payment amounts shall be reduced as set forth in Section 2.3.4.2.
5.5.2    Lexicon Products. For each Lexicon Product, Lexicon shall pay to BMS the following royalties on aggregate annual Net Sales in the Territory of such Lexicon Product:

Aggregate Annual Worldwide Net Sales of Lexicon Product in Contract Year	Royalty on Net Sales
Under U.S. $500,000,000	4.0%
From U.S. $500,000,000 to U.S. $1,000,000,000	4.5%
Above $1,000,000,000	7.0%

By way of example, in a given Contract Year, if the aggregate annual worldwide Net Sales of a given Lexicon Product is $3.5 billion, the following royalty payment would be payable under this Section 5.5.2: (4.0% x $0.5 billion) + (4.5% x $0.5 billion) + (7.0% x $2.5 billion) = $217.5 million. For Lexicon Products which are Post Opt-out Products, the foregoing royalty payment amounts may be subject to reduction as provided in Section 2.5.3.4. For Lexicon Products that act through a Lexicon Target that was designated from a Lexicon Inactive Selected Target, the above royalty payment amounts shall be reduced as set forth in Section 2.3.4.2.
5.5.3    Royalty Term. Royalties shall be payable, on a Product-by-Product and country-by-country basis, on Net Sales of Products for the longer of (a) the term of any Patents Rights Controlled by a party with a Valid Claim Covering the composition of matter or therapeutic use of such Product and providing marketing exclusivity for such Product in such country or (b) ten (10) years after the First Commercial Sale of such Product in such country.
5.5.4    Royalty Reduction. The royalty amounts set forth above shall be reduced by twenty-five percent (25%) on a country-by-country basis at any such time that there is no patent in effect for any reason providing marketing exclusivity with respect to such Product in such country and where generic competition accounts for more than fifteen percent (15%) of the market share of units in that country, and shall be reduced by fifty percent (50%) on a country-by-country basis at any such time that there is no patent in effect for any reason providing marketing exclusivity with respect to such Product in such country and where generic competition accounts for more than thirty percent (30%) of the market share of units in that country. For such purposes, the reduction will be calculated assuming that the royalty rate in such country is the Blended Rate (e.g., the reduced royalty rate for such country shall be twenty-five percent (25%) or fifty percent (50%) of the Blended Rate, as applicable). In no event shall the royalty amounts payable in any such country be reduced below fifty percent (50%) of the amount otherwise payable with respect to such Product under Section 5.5.1 or 5.5.2, as applicable. As used in this Section 5.5.4, “generic” refers to one or more Third Party pharmaceutical products containing as its active ingredient the same Development Compound (or a salt thereof) as such Product that are approved by an expedited process that relies in whole or in part on safety and efficacy data generated for such Product.
5.5.5    Third Party Patents. If the Product Licensee, in its reasonable judgment, is required to obtain a license from any Third Party under any patent in order to use the Selected Target for the screening and testing of compounds or in order to import, manufacture, use or sell any Product, and if the Product Licensee is required to pay to such Third Party a royalty under such license calculated on sales of a Product, and the infringement of such patent cannot reasonably be avoided by the Product Licensee, or if the Product Licensee is required by a court of competent jurisdiction to pay such a royalty to such a Third Party (and the infringement of such patent cannot reasonably be avoided by the Product Licensee), then the Product Licensee's obligation to pay royalties under Section 5.5.1 and 5.5.2 hereof shall be reduced by twenty-five percent (25%) of the amount of the royalty paid to such Third Party, provided however, that the royalties payable under Section 5.5.1 and 5.5.2 hereof shall not be reduced in any such event below 50% of the amounts set forth in Section

5.5.1 and 5.5.2. In addition, if the Product Licensee is required to pay upfront payments or milestone payments to such Third Party in consideration for such license, or if the Product Licensee is required by a court of competent jurisdiction to pay a similar such payment, then the royalties payable under Section 5.5.1 and 5.5.2 shall be reduced by twenty-five percent (25%) of the amount of such upfront payments or milestone payments paid to such Third Party, provided however, that the royalties payable under Section 5.5.1 and 5.5.2 shall not be reduced in any such event below fifty percent (50%) of the amounts set forth in Section 5.5.1 and 5.5.2. The Product Licensee shall use its commercially reasonable efforts to minimize the amount of any of the foregoing payments owed by the Product Licensee to a Third Party.Prior to the Product Licensee exercising its reasonable judgment under this Section 5.5.5, the Product Licensee shall provide the Product Licensor with written notice of a potential need to obtain any license from Third Parties. The parties shall discuss the best course of action to resolve such potential license requirement(s), provided that such discussions shall not limit the Product Licensee’s right to exercise its reasonable judgment.
5.5.6    Royalty Conditions. The royalties under Section 5.5.1 and 5.5.2 shall be subject to the following conditions:
(a)    that only one royalty shall be due with respect to the same unit of Product;
(b)    that no royalties shall be due upon the sale or other transfer among Product Licensee, its Affiliates or Sublicensees, but in such cases the royalty shall be due and calculated upon Product Licensee’s or its Affiliate’s or Sublicensee’s Net Sales of Product to the first independent Third Party; and
(c)    no royalties shall accrue on the disposition of Product in reasonable quantities by Product Licensee, its Affiliates or Sublicensees as part of an expanded access program or as bona fide samples or as donations to non‑profit institutions or government agencies for non‑commercial purposes, provided, in each case, that neither Product Licensee, its Affiliate or Sublicensees receives any payment for such Product.
5.5.7    Royalty Reports; Exchange Rates. During the term of this Agreement following the First Commercial Sale of any Product, the Product Licensee shall provide Product Licensor, within twenty (20) days after the end of each Contract Quarter, an initial quarterly royalty report in a manner sufficient to enable Product Licensor to comply with its reporting requirements. Within sixty (60) days after each Contract Quarter, Product Licensee shall furnish to the Product Licensor a written quarterly report showing, on a Product-by-Product basis:
(a)    the gross sales and Net Sales of Products sold by such Product Licensee, its Sublicensees and their respective Affiliates during the reporting period and the calculation of Net Sales from such gross sales;
(b)    the royalties payable in United States dollars which shall have accrued hereunder in respect of such Net Sales;
(c)    withholding taxes, if any, required by applicable Law to be deducted in respect of such royalties;
(d)    the dates of the First Commercial Sales of Products in any country during the reporting period; and
(e)    the exchange rates used in determining the amount of United States dollars payable hereunder.
Royalties payable on sales in countries other than the United States shall be calculated in accordance with the standard exchange rate conversion practices used by the Product Licensee for financial accounting purposes.

If no royalty or payment is due for any royalty period hereunder, the Product Licensee shall so report. Each Product Licensee shall keep, and shall require its Sublicensees to keep (all in accordance with generally accepted accounting principles, consistently applied), complete and accurate records in sufficient detail to properly reflect all gross sales and Net Sales and to enable the royalties payable hereunder to be determined.
5.5.8    Audits. Upon the written request of a Product Licensor, the Product Licensee shall permit an independent certified public accountant selected by the Product Licensor and acceptable to the Product Licensee, which acceptance shall not be unreasonably withheld, to have access, at reasonable times and during normal business hours, to such records of the Product Licensee as may be reasonably necessary to verify the accuracy of the royalty reports described herein, in respect of any fiscal year ending not more than twenty-four (24) months prior to the date of such request. The Product Licensor and the Product Licensee shall use commercially reasonable efforts to schedule all such verifications within forty-five (45) days after the Product Licensor makes its written request. All such verifications shall be conducted not more than once in, or with respect to, each Contract Year. The report of the Product Licensor’s independent certified public accountant shall be made available to both parties. Subject to the Product Licensee’s rights under Section 12.6, in the event the Product Licensor’s independent certified public accountant concludes that additional royalties were owed to the Product Licensor for such period, the additional royalty shall be paid by the Product Licensee within thirty (30) days of the date the Product Licensor delivers to the Product Licensee such independent certified public accountant’s written report so concluding, unless such report contains manifest error. In the event the Product Licensor’s independent certified public accountant concludes that there was an overpayment of royalties to the Product Licensor during such period, the overpayment shall be repaid by the Product Licensor within thirty (30) days of the date the Product Licensor received such independent certified public accountant’s written report so concluding, unless such report contains manifest error. The fees charged by such independent certified public accountant shall be paid by the Product Licensor unless such audit discloses an underpayment of more than five percent (5%) of the amount due under this Agreement for the period in question, in which case the Product Licensee will bear the full cost of such audit. The Product Licensee shall include in each agreement with each applicable Sublicensee a provision requiring such Sublicensee to make reports to the Product Licensee, to keep and maintain records of sales made pursuant to such agreement and to grant access to such records by the Product Licensor’s independent certified public accountant to the same extent required of the Product Licensee under this Agreement. The Product Licensor agrees that all information subject to review under this Section 5.5.8 or under any agreement with a Sublicensee of the Product Licensee is confidential and that the Product Licensor shall cause its independent certified public accountant to retain all such information in confidence. The Product Licensor’s independent certified public accountant shall only report to the Product Licensor as to the computation of the royalties and other payments due to the Product Licensor under this Agreement and shall not disclose to the Product Licensor any other information of the Product Licensee or its Sublicensee.
5.5.9    Royalty Payment Terms. Royalty payments for each Contract Quarter shall be due at the time the Product Licensee’s report under Section 5.5.7 for such Contract Quarter shall be due.
5.6    Withholding Taxes. In the event that any royalties or other payments due to a Product Licensor are subject to withholding tax required by applicable Law to be paid to the taxing authority of any foreign country, the amount of such tax may be withheld from the applicable royalties or other payment due the Product Licensor. The Product Licensee shall promptly pay such tax on behalf of the Product Licensor and shall furnish the Product Licensor with a certificate of withholding tax so deducted for the Product Licensor’s avoidance of duplicate taxation in United States. The Product Licensee may not deduct any other withholding or any other governmental charges from the payments agreed upon under this Agreement, except to the extent same are paid on behalf of, or for the benefit of, the Product Licensor. The Product Licensee shall maintain official receipts of payment of any such withholding taxes and shall forward such receipts to the Product Licensor.
5.7    Blocked Currency. If by applicable Law or fiscal policy of a particular country, conversion into United States dollars or transfer of funds of a convertible currency to the United States is restricted or forbidden, the Product Licensee shall give the Product Licensor prompt written notice and shall pay the royalty due under this Article 5 through such means or methods as are lawful in such country as the Product Licensor may reasonably designate. Failing the designation by the Product Licensor of such lawful means or methods within thirty (30) days after such written notice is given to the Product Licensor, the Product Licensee shall deposit such royalty payment in local currency to the credit of the Product Licensor in a recognized banking institution designated by the Product Licensor, or if none is designated by the Product Licensor within the 30-day period described above, in a recognized banking institution selected by the Product Licensee and identified in a written notice to the Product Licensor by the Product Licensee, and such deposit shall fulfill all obligations of the Product Licensee to the Product Licensor with respect to such royalties.
5.8    Interest on Late Payments. A Product Licensor shall have the right to seek to collect interest on any payments that are not paid on or before thirty (30) days after the date such payments are due under this Agreement at a rate equal to the lesser of (a) one percent (1.0%) per month or (b) the maximum rate allowable by applicable Law, calculated on the total number of days payment is delinquent.
5.9    Manner of Payment. Except as provided in Section 5.7, payments to be made by a Product Licensee to the Product Licensor under this Agreement shall be payable in United States dollars and shall be paid by check delivered to the Product Licensor at its principal office at the address for notice indicated in this Agreement or bank wire transfer in immediately available funds to such bank account in the state in which such principal office is located as is designated in writing by the Product Licensor from time to time.
Article 6.    PRODUCT DEVELOPMENT DILIGENCE
6.1    Diligence Obligations. Each Product Licensee shall use Diligent Efforts to pursue the research and development of, and to obtain Regulatory Approvals in major markets throughout the world as expeditiously as possible for, at least one Product that acts through each Selected Target for which such Product Licensee holds a license under Section 4.2 and, following such Regulatory Approvals, to maximize Net Sales of such Product(s), in each case in a manner consistent with the efforts such party devotes to products or research, development or marketing projects of similar market potential, profit potential or strategic value resulting from its own research efforts, based on conditions then prevailing, without any diminution on account of any interest of such Product Licensee in any competitive product in development or being marketed for the same indication(s).
6.2    Effect of Failure to Satisfy Diligence Obligations.
6.2.1    With respect to each Selected Target for which the Product Licensee fails to satisfy its Product diligence obligations under Section 6.1 above, at the option of the other party as its sole and exclusive remedy therefor, (a) the commercial licenses granted under Section 4.2 with respect to such Product(s) and related Selected Target shall terminate and (b) the Product Licensee shall deliver to the other party copies of all data, information, registrations and applications therefor that are existing and available and reasonably necessary to enable the other party pursue the development and commercialization of such Product(s) and related Development Compounds acting through the Selected Target; provided, however, that Product Licensee’s exclusive rights under Section 4.1 and 4.2 shall not terminate as set forth above and Product Licensee shall not be required to deliver such copies unless (i) Product Licensee is given ninety (90) days’ prior written notice by Product Licensor of Product Licensor’s intent to terminate such licenses, stating the reasons and justification for such termination and recommending steps which Product Licensee should take, and (ii) Product Licensee, or any Sublicensee, has not used Diligent Efforts during such 90-day period to pursue the research and/or development of, and/or to obtain Regulatory Approvals for, Products with respect to such Selected Target. The Product Licensor shall have the right, within the period of one hundred twenty (120) days following the Product Licensee’s delivery of such copies, to obtain a commercial license under Section 4.1 and 4.2 for such Selected Target and Products and Development Compounds acting through such Selected Target by delivering written notice thereof to the Product Licensee, subject to the obligation (A) to pay milestone payment under Section 5.4 (for those milestone events achieved subsequent to such notice but, notwithstanding Section 5.4.3(c), not for those achieved prior thereto) and royalties under Section 5.5 at one-half the rate otherwise payable by such party under such Sections 5.4 and 5.5 and (B) to repay any Product development milestone payments received by such party from the original Product Licensee under Section 5.4 with respect to such Selected Target, with one-half of such repayment amount being payable at such time that Product Licensor delivers the foregoing written notice, and one-half being payable upon the first to occur of NDA Approval or MAA Approval.
6.2.2    With respect to each Selected Target and related Products and Development Compounds for which a party exercises its right, under Section 6.2.1, to obtain a commercial license, the other party promptly shall deliver to such party all materials and copies of all data and information, and shall assign and transfer to such party registrations and applications therefor relating to such Product and related Development Compounds.
6.3    Research and Development Reports. Each party shall keep complete and accurate records of its activities conducted under this Agreement and the results thereof. Within thirty (30) days after the end of each Contract Year following the end of the Research Program Term, each party shall prepare and provide the other party with a reasonably detailed written report of the activities conducted under this Agreement, and the results thereof, through such date with respect to the development and/or commercialization of Products.
Article 7.    INTELLECTUAL PROPERTY
7.1    Ownership of Intellectual Property.
7.1.1    Ownership by BMS of the BMS Background Materials and BMS Background Technology. Subject to the rights and licenses granted under this Agreement, BMS (and its licensors, as applicable) shall own and retain all rights to the BMS Background Materials and BMS Background Technology.
7.1.2    Ownership by Lexicon of the Lexicon Background Materials and Lexicon Background Technology. Subject to the rights and licenses granted under this Agreement, Lexicon (and its licensors, as applicable) shall own and retain all rights to the Lexicon Background Materials and Lexicon Background Technology. Without limiting the foregoing, subject to the rights and licenses granted under this Agreement, Lexicon shall own and retain all rights to (a) all Mutant Mice and progeny thereof and any cells or other materials derived by Lexicon therefrom and (b) any invention or discovery that is conceived or first reduced to practice by Lexicon or any of its Affiliates during the course of any analysis of Mutant Mice performed in the Target Discovery Program.
7.1.3    Ownership of Program Intellectual Property.
7.1.3.1    Inventorship. Inventorship for patentable inventions and discoveries conceived or reduced to practice during the course of the performance of activities pursuant to this Agreement shall be determined in accordance with U.S. patent laws for determining inventorship. In the event of a dispute regarding inventorship, if the parties are unable to resolve such inventorship dispute, the Joint Management Committee shall establish a procedure to resolve such dispute, which may include engaging a Third Party patent attorney jointly selected by the parties to resolve such dispute, which resolution by such patent attorney shall be binding upon the parties.
7.1.3.2    Ownership of Program Technology and Program Intellectual Property for Selected Targets. Subject to the rights and licenses granted under this Agreement, Lexicon shall own all Program Technology and Program Intellectual Property that directly relates to (a) a Selected Target, (b) the utility of such Selected Target (c) the generic use of Small Molecule Compounds or other molecules that act through such Selected Target in the CNS Field (but not the use in the CNS Field of specifically identified Program Compounds) or (d) the use of a Selected Target to identify Small Molecule Compounds acting through such Selected Targets for use in the CNS Field (“Selected Target Inventions”), whether such Selected Target Invention was invented or discovered by employees, Affiliates, agents, independent contractors or consultants of BMS, Lexicon or both parties; provided, however, that Selected Target Inventions shall not include Program Technology and Program Intellectual Property that relates to the composition of matter of specific Small Molecule Compounds and the use thereof. In the event BMS would otherwise be deemed to be an owner or joint owner of any such Selected Target Invention, then BMS shall assign to Lexicon its entire right, title and interest in such Selected Target Invention.
7.1.3.3    Ownership of Other Program Technology and Program Intellectual Property. Except as set forth in Section 7.1.3.2, title to all Program Technology and Program Intellectual Property shall be based upon the inventorship for such Program Technology and Program Intellectual Property. Except as set forth in Section 7.1.3.2, Lexicon shall own, Program Technology and Program Intellectual Property invented solely by employees, agents, consultants and/or contractors of Lexicon or a Lexicon Affiliate (“Lexicon Sole Program Inventions”). Except as set forth in Section 7.1.3.2, BMS shall own, Program Technology and Program Intellectual Property invented solely by employees, agents, consultants and/or contractors of BMS or a BMS Affiliate (“BMS Sole Program Inventions”). Lexicon and BMS shall jointly own Program Technology and Program Intellectual Property invented jointly by employees, agents, consultants and/or contractors of both Lexicon and BMS or Affiliates of Lexicon and BMS (“Joint Program Inventions”). All Joint Program Inventions, BMS Sole Program Inventions, Lexicon Sole Program Inventions and Selected Target Inventions shall be collectively the “Program Inventions.” Each party shall disclose to the other party promptly any Program Inventions made by such party’s Affiliates, employees, agents or consultants.
7.2    Prosecution and Maintenance of Program Patent Rights.
7.2.1    Primary Prosecution Rights. The responsibility for (a) preparing, filing and prosecuting patent applications (including, but not limited to, provisional, reissue, continuing, continuation, continuation-in-part, divisional, and substitute applications and any foreign counterparts thereof) Covering a Program Invention; (b) maintaining any Program Patent Rights; and (c) managing any interference or opposition or similar proceedings relating to the foregoing ((a) through (c), collectively, “Patent Prosecution”) shall be the responsibility of the party owning such Program Invention; provided, however, that with respect to any Joint Program Inventions, such responsibility shall be assigned by the Joint Management Committee on a case-by-case basis. In determining which party shall be responsible for Patent Prosecution of a jointly owned patent application, the Joint Management Committee shall consider, among other factors, the relative contribution of each party to the claimed subject matter and the relatedness of the claimed subject matter to that in other patent applications being prosecuted by each party. Each party shall bear all Patent Prosecution expenses, including attorneys’ fees, incurred by such party in the performance of Patent Prosecution, except that, unless the parties agree otherwise the Patent Prosecution expenses, including attorneys’ fees, for Joint Program Inventions shall be shared equally by the parties.
7.2.2    Secondary Prosecution Rights. If the prosecuting party elects not to continue pursuing Patent Prosecution for Program Inventions (and the other party has joint ownership of or a license under such Program Patent Rights pursuant to this Agreement), then the prosecuting party shall notify the other party in writing of such election at least thirty (30) days prior to the last available date for action to preserve such Program Patent Rights. If such other party elects to continue Patent Prosecution, it may do so at its own expense. The party taking over Patent Prosecution responsibility will not be liable to the other party in any way with respect to its handling of, or the results obtained from, such Patent Prosecution. The other party will provide the party taking over Patent Prosecution with such assistance and execute such documents as are necessary to continue or permit such Patent Prosecution.
7.2.3    Cooperation. Each party hereby agrees:
(a)    to take all reasonable additional actions and execute such agreements, instruments and documents as may be reasonably required to perfect the other’s ownership interest in accordance with the intent of this Agreement;
(b)    to make its employees, Affiliates, agents, independent contractors and consultants reasonably available to the other party (or to the other party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable the prosecuting party to undertake Patent Prosecution;
(c)    to provide the other party with copies of all material correspondence with the U.S. Patent and Trademark Office or its foreign counterparts;
(d)    to cooperate, if necessary and appropriate, with the other party in gaining patent term extensions wherever applicable to Program Patent Rights for Program Inventions; and
(e)    to endeavor in good faith to coordinate its efforts with the other party to minimize or avoid interference with the Patent Prosecution of the other party’s patent applications related to Program Inventions.
7.3    Patent Term Extension. The Product Licensor shall cooperate with the Product Licensee in obtaining patent term extension or supplemental protection certificates or their equivalents in any country with respect to the Program Patent Rights. In the event that elections with respect to obtaining such patent term extension, supplemental protection certificates or their equivalents are to be made, the Product Licensee shall have the right to make the election and the Product Licensor agrees to abide by such election, provided that such election by the Product Licensee will be made so as to maximize the period of marketing exclusivity for the Product.
7.4    Enforcement of the Program Patent Rights.
7.4.1    Notices of Third Party Infringement. Each Party shall promptly provide the other Party with written notice reasonably detailing any known or alleged infringement of Program Patent Rights by a Third Party.
7.4.2    Hatch-Waxman Notifications. Each party shall provide to the other party copies of any allegations of alleged patent invalidity, unenforceability or non-infringement of a patent or patents with respect to Program Technology, Program Materials or Products pursuant to a Paragraph IV Patent Certification by a Third Party filing an Abbreviated New Drug Application (i.e., an action under the Hatch-Waxman Act). Such copies shall be provided promptly after receipt of such certification.
7.4.3    Other Notifications. Each party shall provide to the other party copies of any notices it receives from Third Parties regarding any patent nullity actions, any declaratory judgment actions, any alleged infringement of Program Patent Rights or any alleged misappropriation of intellectual property with respect to Program Technology, Program Materials or Products. Such copies shall be provided promptly following receipt thereof.
7.4.4    Product-Related Infringement.
7.4.4.1    The Product Licensee for a Product shall have the sole right, but not the obligation, to institute and direct legal proceedings against any Third Party believed to be infringing the Program Patent Rights of either party (including, without limitation, the Program Patent Rights Claiming Selected Target Inventions related to the Selected Target through which such Product acts) by the manufacture, use, importation, offer for sale or sale of a product competitive with such Product (whether a clinical or commercial product). Each party will bear its own costs, including attorneys’ fees, relating to such legal proceedings; provided that the Product Licensee shall bear the Product Licensor’s out-of-pocket expenses, including attorneys’ fees, incurred in complying with requests for cooperation made by the Product Licensee. Any recovery in connection with such suit or proceeding will first be applied to reimburse the parties for their out-of-pocket expenses, including attorney's fees. All recoveries resulting from such legal proceedings that are in excess of the parties’ costs of bringing or participating in such action, including attorney’s fees, shall be allocated fifty percent (50%) to BMS and fifty percent (50%) to Lexicon; provided, however, that, in the event the recoveries of actual damages payable to the Product Licensor in respect of infringing sales by such Third Party exceed the amount that would have been payable to the Product Licensor in the event such infringing sales had been Net Sales of the Product Licensee, the Product Licensee shall be entitled to such excess actual damages.The Product Licensee and the Product Licensor shall share in any enhanced damages due to willful infringement in proportion to their entitlement to actual damages.
7.4.4.2    In the event that a Product Licensee takes action under this Section 7.3.2, the other party shall cooperate to the extent reasonably necessary at the sole expense of the Product Licensee. Upon the reasonable request of the Product Licensee, the other party shall join the suit and shall be represented in any such legal proceedings using counsel of its own choice. Neither party shall settle any claim or proceeding relating to Program Patent Rights Controlled in whole or in part by the other party or licensed under this Agreement to the other party without the prior written consent of such other party, which consent shall not be unreasonably withheld.
7.4.5    Non-Product-Related Infringement. Each party shall have the sole right, but not the obligation, to institute and direct legal proceedings against any Third Party believed to be infringing the Sole Program Patent Rights of such party other than infringement relating to a Product. All costs, including attorneys’ fees, relating to such legal proceedings shall be borne by the party instituting such legal proceedings, and all recoveries resulting from such legal proceedings shall be retained by such party. The parties shall consult with each other regarding the institution, prosecution and control of any action or proceeding with respect to infringement of any of the Joint Program Patent Rights other than infringement relating to a Product.
7.5    Notices of Other Proceedings.
7.5.1    Each party shall notify the other in writing of any allegations it receives from a Third Party that the manufacture, use, sale, offer for sale or import of Program Technology, Program Materials or any Product infringes the intellectual property rights of such Third Party. Such notice shall be provided promptly following receipt of such allegations.
7.5.2    In the event that a party receives notice that it or any of its Affiliates have been individually named as a defendant in a legal proceeding by a Third Party alleging infringement of a Third Party patent or other intellectual property right as a result of the manufacture, use, sale, offer for sale or import of Program Technology, Program Materials or a Product, such party shall immediately notify the other party in writing after the receipt of such notice. Such written notice shall include a copy of any summons or complaint (or the equivalent thereof) received regarding the foregoing.
Article 8.    CONFIDENTIALITY
8.1    Nondisclosure Obligations.
8.1.1    General. Except as otherwise provided in this Article 8, each Receiving Party shall maintain the Confidential Information of each Disclosing Party in confidence and use it only for purposes specifically authorized under this Agreement. Except as otherwise specifically provided in this Article 8, each party shall disclose Confidential Information of the other party only to those employees, representatives and agents requiring knowledge thereof in connection with fulfilling the party’s obligations under this Agreement, and not to any other Third Party. Each party further agrees to inform all such employees, representatives and agents of the terms and provisions of this Agreement relating to Confidential Information and their duties hereunder and to have obtained their prior written agreement to keep such Confidential Information in confidence under terms and conditions no less restrictive than those contained herein. Each party shall exercise the same standard of care as it would itself exercise in relation to its own confidential information (but in no event less than a reasonable standard of care) to protect and preserve the proprietary and confidential nature of the Confidential Information disclosed to it by the other party. Upon termination or expiration of this Agreement, each party shall promptly, upon request of the other party, use good faith commercially reasonable efforts to return or destroy (as requested by the disclosing party) all documents and any copies thereof containing Confidential Information belonging to, or disclosed by, such other party, save that it may retain one copy of the same solely for the purposes of ensuring compliance with this Section 8.1. Any breach of this Section 8.1 by any person to whom Confidential Information is disclosed by a party is considered a breach by the party itself.
8.1.2    Limitations. To the extent it is reasonably necessary or appropriate to fulfill its obligations or exercise its rights under this Agreement and subject to advance written notification to the Disclosing Party: (a) a party may disclose to Third Parties Confidential Information it is otherwise obligated not to disclose under this Section 8.1, to its Affiliates, Sublicensees, consultants, outside contractors and clinical investigators, on a strict need-to-know basis for the purposes contemplated by this Agreement and on the condition that such entities or persons agree to keep the Confidential Information confidential for the same time periods and to the same extent as such party is required to keep the Confidential Information confidential hereunder; and (b) a party or its Sublicensees may disclose, using appropriate measures to preserve confidentiality, such Confidential Information to government or other regulatory authorities to the extent that such disclosure is reasonably necessary to obtain authorizations to conduct clinical trials of, and to commercially market, Products pursuant to this Agreement. Furthermore, a Receiving Party may request permission from the Disclosing Party to disclose such Confidential Information to the extent that such disclosure is reasonably necessary to obtain patents which such Receiving Party is permitted to obtain hereunder, which permission shall not be unreasonably withheld or delayed.
8.1.3    Required Disclosure. A Receiving Party may disclose Confidential Information pursuant to interrogatories, requests for information or documents, subpoena, civil investigative demand issued by a court or governmental agency or as otherwise required by Law; provided, however, that the Receiving Party shall notify the Disclosing Party promptly upon receipt thereof, giving (where practicable) the Disclosing Party sufficient advance notice to permit it to oppose, limit or seek confidential treatment for such disclosure; and provided, further, that the Receiving Party shall furnish only that portion of the Confidential Information which it is advised by counsel is legally required whether or not a protective order or other similar order is obtained by the Disclosing Party.
8.1.4    Securities Filings. In the event either party proposes to file with the Securities and Exchange Commission or the securities regulators of any state or other jurisdiction a registration statement or any other disclosure document which describes or refers to this Agreement under the Securities Act of 1933, as amended, the Securities Exchange Act, of 1934, as amended, or any other applicable securities law, the party shall notify the other party of such intention and shall provide such other party with a copy of relevant portions of the proposed filing not less than ten (10) business days prior to such filing (and any revisions to such portions of the proposed filing a reasonable time prior to the filing thereof), including any exhibits thereto relating to the Agreement, and shall use reasonable efforts to obtain confidential treatment of any information concerning the Agreement that such other party requests be kept confidential, and shall only disclose Confidential Information which it is advised by counsel is legally required to be disclosed. No such notice shall be required under this Section 8.1.4 if the substance of the description of or reference to this Agreement contained in the proposed filing has been included in any previous filing made by the either party hereunder or otherwise approved by the other party.
8.2    Terms of Agreement. The existence and the terms and conditions of the Agreement that the parties have not specifically agreed to disclose pursuant to Section 8.1.4 and Section 12.8 shall be considered Confidential Information of both parties. Either party may disclose such terms to bona fide potential Sublicensee, investor, investment banker, acquiror, merger partner or other potential financial partner, and their attorneys and agents, provided that each such person to whom such information is to be disclosed is informed of the confidential nature of such information and has entered into a written agreement with the party requiring such person to keep such information confidential.
8.3    Injunctive Relief. The parties hereto understand and agree that remedies at law may be inadequate to protect against any breach of any of the provisions of this Article 8 by either party or their employees, agents, officers or directors or any other person acting in concert with it or on its behalf. Accordingly, each party shall be entitled to the granting of injunctive relief by a court of competent jurisdiction against any action that constitutes any such breach of this Article 8.
8.4    Publication. BMS and/or Lexicon (each, a “Submitting Party”) may each publish or present data and/or results relating to a Product for which the Submitting Party holds a commercial license, subject to the prior written approval of the other party and the prior review of the proposed disclosure by the other party (each, a “Reviewing Party”), solely to determine (a) whether the proposed disclosure contains the Confidential Information of the Reviewing Party or (b) whether the information contained in the proposed disclosure should be the subject of a patent application to be filed prior to such disclosure. The Submitting Party shall provide the Reviewing Party with the opportunity to review any proposed abstract, manuscript or presentation which discloses the results of research relating to the Product by delivering a copy thereof to the Reviewing Party no less than thirty (30) days before its intended submission for publication or presentation. The Reviewing Party shall have thirty (30) days from its receipt of any such abstract, manuscript or presentation in which to notify the Submitting Party in writing of any specific objections to the disclosure, based on either the need to seek patent protection or concern regarding the specific disclosure of the Confidential Information of the Reviewing Party. In the event the Reviewing Party objects to the disclosure, the Submitting Party agrees not to submit the publication or abstract or make the presentation containing the objected-to information until the Reviewing Party is given a reasonable additional period of time (not to exceed an additional sixty (60) days) to seek patent protection for any material in the disclosure which the Reviewing Party believes is patentable (subject, in all events, to Section 8.3) or, in the case of Confidential Information, to allow the Submitting Party to delete any Confidential Information of the Reviewing Party from the proposed disclosure. The Submitting Party agrees to delete from the proposed disclosure any Confidential Information of the Reviewing Party upon request.
Article 9.    REPRESENTATIONS AND WARRANTIES
9.1    Representations, Warranties and Covenants of Lexicon. Lexicon represents and warrants to and covenants with BMS that:
9.1.1    Lexicon is a corporation duly organized, validly existing and in corporate good standing under the Laws of the state of Delaware;
9.1.2    Lexicon has the corporate and legal right, authority and power to enter into this Agreement, and to extend the rights and licenses granted to BMS in this Agreement;
9.1.3    Lexicon has taken all necessary action to authorize the execution, delivery and performance of this Agreement;
9.1.4    upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of Lexicon, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);
9.1.5    the performance of Lexicon’s obligations under this Agreement will not conflict with its charter documents or result in a breach of any agreements, contracts or other arrangements to which it is a party; and
9.1.6    Lexicon will not after the Effective Date enter into any agreements, contracts or other arrangements with others that would be inconsistent with or in conflict with or in derogation of BMS's rights and licenses under this Agreement or Lexicon's obligations under this Agreement;
9.1.7    except as otherwise disclosed to BMS prior to the Effective Date, Lexicon is not aware of any legal obstacles, including the patent rights of others, that are likely to prevent it from carrying out the provisions of this Agreement;

9.1.8    Lexicon has enforceable written agreements with all of its employees who receive Confidential Information under this Agreement assigning to Lexicon ownership of all intellectual property rights created in the course of their employment;
9.1.9    except for Pre-existing Obligations disclosed to BMS prior to the Effective Date, no other person or organization presently has any effective option or license from Lexicon to use any Target to discover, develop, make, have made, use, offer for sale, sell, import or export Small Molecule Compounds that act through such Target(s) for use in the CNS Field;
9.1.10    Lexicon has not granted or permitted to be attached any lien or security interest with respect to the Lexicon Background Technology and/or Lexicon Background Materials that is licensed to BMS under this Agreement; and
9.1.11    except for a few individual specific compounds, the compounds in the compound libraries in Lexicon’s possession as of the Effective Date are not subject to Pre-existing Obligations as of the Effective Date and will not become subject to Pre-existing Obligations during the Research Program Term, in each case that would restrict their use in the Research Program.
9.2    Representations, Warranties and Covenants of BMS. BMS represents and warrants to and covenants with Lexicon that:
9.2.1    BMS is a corporation duly organized, validly existing and in corporate good standing under the Laws of the state of Delaware;
9.2.2    BMS has the corporate and legal right, authority and power to enter into this Agreement, and to extend the rights and licenses granted to Lexicon in this Agreement;
9.2.3    BMS has taken all necessary action to authorize the execution, delivery and performance of this Agreement;
9.2.4    upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of BMS enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law);
9.2.5    the performance of its obligations under this Agreement will not conflict with BMS’s charter documents or result in a breach of any agreements, contracts or other arrangements to which it is a party; and
9.2.6    BMS will not after the Effective Date enter into any agreements, contracts or other arrangements with others that would be inconsistent with or in conflict with or in derogation of its obligations under this Agreement;
9.2.7    except as otherwise disclosed to Lexicon prior to the Effective Date, BMS is not aware of any legal obstacles, including the patent rights of others, that are likely to prevent it from carrying out the provisions of this Agreement;
9.2.8    BMS has enforceable written agreements with all of its employees who receive Confidential Information under this Agreement assigning to BMS ownership of all intellectual property rights created in the course of their employment; and
9.2.9    except for a few individual specific compounds, the compounds in the compound libraries in BMS’s possession as of the Effective Date are not subject to Pre-existing Obligations as of the Effective Date and will not become subject to Pre-existing Obligations during the Research Program Term, in each case that would restrict their use in the Research Program.
9.3    Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY PRODUCT, PATENT RIGHTS, GOODS, SERVICES, PROGRAM MATERIALS, BACKGROUND MATERIALS OR ANY OTHER SUBJECT MATTER OF THIS AGREEMENT, AND EACH PARTY HEREBY DISCLAIMS WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING.
9.4    Limited Liability. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, NEITHER LEXICON NOR BMS WILL BE LIABLE WITH RESPECT TO ANY MATTER ARISING UNDER THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY PUNITIVE, EXEMPLARY, INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS.
Article 10.    INDEMNITY
10.1    BMS Indemnity Obligations. BMS agrees to defend, indemnify and hold Lexicon, its Affiliates and their respective employees and agents harmless from all claims, losses, damages or expenses (including reasonable attorneys’ fees and costs of litigation) in connection with any claims made or suits brought against Lexicon by a Third Party relating to this Agreement arising as a result of: (a) actual or asserted violations of any applicable Law by BMS, its Sublicensees and their respective Affiliates by virtue of which any BMS Products manufactured, distributed or sold hereunder shall be alleged or determined to be adulterated, misbranded, mislabeled or otherwise not in compliance with any applicable Law; (b) claims for bodily injury, death or property damage attributable to the manufacture, distribution, sale or use of any BMS Products by BMS, its Sublicensees and their respective Affiliates; (c) a BMS Product recall ordered by a governmental agency or required by a confirmed BMS Product failure as reasonably determined by the parties hereto; (d) BMS’s breach of any of its representations, warranties or covenants hereunder; or (e) the negligence or willful misconduct of BMS, its officers, employees or agents.
10.2    Lexicon Indemnity Obligations. Lexicon agrees to defend, indemnify and hold BMS, its Affiliates and their respective employees and agents harmless from all claims, losses, damages or expenses (including reasonable attorneys’ fees and costs of litigation) in connection with any claims made or suits brought against BMS by a Third Party relating to this Agreement arising as a result of: (a) actual or asserted violations of any applicable Law by Lexicon, its Sublicensees and their respective Affiliates by virtue of which any Lexicon Products manufactured, distributed or sold hereunder shall be alleged or determined to be adulterated, misbranded, mislabeled or otherwise not in compliance with any applicable Law; (b) claims for bodily injury, death or property damage attributable to the manufacture, distribution, sale or use of any Lexicon Products by Lexicon, its Sublicensees and their respective Affiliates; (c) a Lexicon Product recall ordered by a governmental agency or required by a confirmed Lexicon Product failure as reasonably determined by the parties hereto; (d) Lexicon’s breach of any of its representations, warranties or covenants hereunder; or (e) the negligence or willful misconduct of Lexicon, its officers, employees or agents.
10.3    Limitation on Indemnity Obligations. Neither party, its Affiliates or their respective employees and agents shall be entitled to the indemnities set forth in Sections 10.1 or 10.2, respectively, to the comparative extent the claim, loss, damage or expense for which indemnification is sought was caused by the negligence, willful misconduct, reckless or intentional act or omission or material breach of this Agreement by such party, its directors, officers, employees or authorized agents.
10.4    Procedure. If a party or any of its Affiliates or their respective employees or agents (collectively, the “Indemnitee”) intends to claim indemnification under this Article 10, the Indemnitee shall promptly notify the other party (the “Indemnitor”) of any loss, claim, damage, liability or action in respect of which the Indemnitee intends to claim such indemnification, and the Indemnitor shall assume the defense thereof with counsel selected by the Indemnitor and reasonably acceptable to the Indemnitee, provided, however, that an Indemnitee shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnitee, if representation of such Indemnitee by the counsel retained by the Indemnitor would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceedings. The Indemnitor shall have the right to settle or compromise any claims for which it is providing indemnification under this Article 10, provided that the consent of the Indemnitee (which shall not be unreasonably withheld or delayed) shall be required in the event any such settlement or compromise would adversely affect the interests of the Indemnitee. The indemnity agreement in this Article 10 shall not apply to amounts paid in settlement of any loss, claim, damage, liability or action if such settlement is effected without the consent of the Indemnitor. The failure to deliver notice to the Indemnitor within a reasonable time after the commencement of any such action, if prejudicial to the Indemnitor’s ability to defend such action, shall relieve such Indemnitor of any liability to the Indemnitee under this Article 10, but the omission so to deliver notice to the Indemnitor will not relieve it of any liability that it may have to any Indemnitee otherwise than under this Article 10. The Indemnitee under this Article 10, its employees and agents, shall cooperate fully with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this indemnification.
10.5    Insurance. Each party shall maintain appropriate product liability insurance (and/or self-insurance) with respect to development, manufacture and sale of Products by such party in such amount as such party customarily maintains with respect to sales of its other products. Each party shall maintain such insurance for so long as it continues to manufacture or sell Products, and thereafter for so long as such party customarily maintains insurance with respect to sales of its other products.
Article 11.    EXPIRATION AND TERMINATION
11.1    Term of Agreement. The term of this Agreement shall commence on the Effective Date and shall continue, unless earlier terminated under Section 11.2, until the later of (a) the expiration of the obligations of both parties to pay royalties under this Agreement and (b) the expiration or termination of the last to expire of any Valid Claim included in the Program Patent Rights. The expiration or termination of the Target Discovery Term and Research Program Term shall not affect the term of this Agreement.
11.2    Termination for Material Breach.
11.2.1    If either party believes that the other is in material breach of this Agreement, then the non-breaching party may deliver notice of such breach to the other party. In such notice, the non-breaching party shall identify the actions or conduct that such party would consider to be an acceptable cure of such breach. For any breach arising from a failure to make a payment set forth in Article 5, the allegedly breaching party shall have thirty (30) days to cure such breach, unless such payment is in dispute. For all material breaches other than a failure to make a payment set forth in Article 5, the allegedly breaching party shall have sixty (60) days to either cure such breach or, if cure cannot be reasonably effected within such sixty (60) day period, to deliver to the other party a plan for curing such breach that is reasonably sufficient to effect a cure. Such a plan shall set forth a program for achieving cure as rapidly as practicable. Following delivery of such plan, the breaching party shall use Diligent Efforts to carry out the plan and cure the material breach.
11.2.2    If the party receiving notice of material breach fails to cure such breach within the thirty (30) day period or sixty (60) day period (as applicable), the party originally delivering the notice shall have the right, at its option exercisable in its sole discretion, in addition to any other rights or remedies available to it at law or in equity and subject to the limitations set forth in Sections 3.7.2, 9.4 and 12.6 hereof, to terminate this Agreement upon sixty (60) days’ notice thereof to the other party, in which case the licenses granted to the defaulting party pursuant to Article 4 shall terminate; provided that such termination shall apply to the rights and licenses granted to the defaulting party under Section 4.2 with respect to a Selected Target and related Products and Development Compounds only in the event, and to the extent, that such default relates to such specific Selected Target and related Products and Development Compounds. The provisions of Sections 5.3 through 5.9 hereof and Article 6 shall survive any such termination of this Agreement. The rights and licenses granted to the defaulting party under Section 4.2 with respect to any Selected Target and related Products and Development Compounds with respect to which no default has occurred shall, subject to such party’s obligations to pay milestones and royalties pursuant to Article 5, continue.

11.3    Effect of Expiration or Termination of Agreement. The expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination. The provisions of Articles 7, 8, 9, 10 and 11, and Sections 12.2 through 12.6 hereof shall survive the expiration or termination of this Agreement. The provisions of Sections 5.3 through 5.9 hereof and Article 6 shall survive any termination of this Agreement under which a party, its Sublicensees or their respective Affiliates retains the right to sell Products until such time as all royalty payment obligations applicable to such Products under Section 5.5 have expired in accordance with their terms.
Article 12.    MISCELLANEOUS
12.1    Force Majeure. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any obligation under this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including but not limited to fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority; provided, however, that the party so affected shall use reasonable commercial efforts to avoid or remove such causes of nonperformance, and shall continue performance hereunder with reasonable dispatch whenever such causes are removed. Either party shall provide the other party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The parties shall mutually seek a resolution of the delay or the failure to perform as noted above.
12.2    Assignment. This Agreement may not be assigned or otherwise transferred, in whole or in part, by either party without the consent of the other party; provided, however, that either Lexicon or BMS may, without such consent, assign its rights and obligations under this Agreement (a) to any Affiliate, or (b) in connection with a merger, consolidation or sale of all or substantially all of its business assets to an unrelated Third Party; provided, further, that such party’s rights and obligations under this Agreement shall be assumed by its successor in interest in any such transaction and shall not be transferred separate from all or substantially all of its other business assets, including those business assets that are the subject of this Agreement. Any purported assignment in violation of the preceding sentence shall be void. Any permitted assignee shall assume all obligations of its assignor under this Agreement, unless the parties otherwise agree.
12.3    Severability. Each party hereby agrees that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of this Agreement be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into this Agreement with such valid provisions in lieu of such invalid provisions. In case such valid provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the parties would not have entered into this Agreement without the invalid provisions.
12.4    Notices. Any consent, notice or report required or permitted to be given or made under this Agreement by one of the notification parties hereto to the other shall be in writing, delivered personally or by facsimile (and promptly confirmed by telephone, personal delivery or courier) or courier, postage prepaid (where applicable), addressed to such other party at its address indicated below, or to such other address as the addressee shall have last furnished in writing to the addressor and shall be effective upon receipt by the addressee.

If to Lexicon:	Lexicon Genetics Incorporated
8800 Technology Forest Place
The Woodlands, Texas 77381
Attention:    President and Chief Executive Officer
Telephone:    (281) 863-3000
Facsimile:    (281) 863-8095

With a copy to:	Lexicon Genetics Incorporated
8800 Technology Forest Place
The Woodlands, Texas 77381
Attention:    General Counsel
Telephone:    (281) 863-3000
Facsimile:    (281) 863-8010

If to BMS:	Bristol-Myers Squibb Company
P.O. Box 4000
Route 206 & Province Line Road
Princeton, New Jersey 08543-4000
Attention: Vice President, External Science, Technology & Licensing
Telephone: 609-252-4712
Facsimile: 609-252-7212

With a copy to:	Bristol-Myers Squibb Company
P.O. Box 4000
Route 206 & Province Line Road
Princeton, New Jersey 08543-4000
Attention: Vice President & Senior Counsel, Corporate Development
Telephone: 609-252-4311
Facsimile: 609-252-4232
All such communications shall be effective upon receipt.
12.5    Applicable Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without reference to the conflicts of law principles thereof.
12.6    Dispute Resolution. Subject to Section 3.7.2, the parties hereby agree that they will first attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiations. Any such dispute shall be brought to the attention of the Alliance Managers for resolution. The Alliance Managers will endeavor to propose and define mutually acceptable solutions and facilitate communications in an attempt to bring the dispute to a mutually agreeable resolution. If after discussing the matter in good faith and attempting to find a mutually satisfactory resolution to the issue, the parties are unable to resolve such dispute, the matter shall be referred to the Chief Executive Officer (or the equivalent position) of Lexicon and the President, Pharmaceutical Research Institute (or the equivalent position) of BMS (the “Representatives”). If the matter has not been resolved within thirty (30) days of the first meeting of the Representatives of the parties (which period may be extended by mutual agreement) concerning such matter, the parties shall be free to pursue all available recourse both at law and in equity, subject to the following. Any dispute between the parties arising out of or relating to the validity or interpretation of, compliance with, breach or alleged breach of or termination of this Agreement that is not finally resolved by the Joint Management Committee or executive officers as described above will be resolved through binding arbitration as set forth below. Any such binding arbitration shall be conducted in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. To the extent the parties cannot agree on a single arbitrator, each party shall have the right to designate one arbitrator, who shall have no prior or existing personal or financial relationship with the designating party, and the two (2) arbitrators shall designate a third arbitrator. If the two (2) arbitrators cannot agree on the designation of the third arbitrator, the American Arbitration Association shall designate the third arbitrator. Unless otherwise agreed by the parties, any arbitration initiated by BMS shall be conducted in Houston, Texas and any arbitration initiated by Lexicon shall be conducted in New York, New York. In any such arbitration proceeding, the parties shall be entitled to all remedies to which they would be entitled in a United States District Court and to full discovery to the same degree permitted under the Federal Rules of Civil Procedure. Any such arbitration shall be completed and an award rendered within 240 days of the notice of dispute. The arbitrator shall render a “reasoned decision” within the meaning of the Commercial Arbitration Rules which shall include findings of fact and conclusions of law. For avoidance of doubt, the decisions set forth in Section 3.4 shall not be subject to arbitration under this Section.
12.7    Entire Agreement. This Agreement, together with the exhibits and appendices hereto and any confidentiality agreement(s) executed in contemplation of this Agreement, contains the entire understanding of the parties with respect to the subject matter hereof. All express or implied agreements and understandings, either oral or written, heretofore made are expressly merged in and made a part of this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both parties hereto. Notwithstanding the foregoing, the LexVision Agreement shall remain in full force and effect in accordance with its terms.
12.8    Publicity. Upon execution of this Agreement, the parties shall issue the press release announcing the existence of this Agreement in the form and substance previously agreed to by the parties. Any announcements or similar publicity with respect to this Agreement shall be agreed upon between the parties in advance of such announcement. The parties understand that this Agreement is likely to be of significant interest to investors, analysts and others, and that the parties therefore may make such public announcements with respect thereto, subject to the remainder of this Section 12.8. The parties agree that any such announcement will not contain confidential business or technical information and, if disclosure of confidential business or technical information is required by Law, the parties will use reasonable efforts to minimize such disclosure and obtain confidential treatment for any such information which is disclosed to a governmental agency. Each party agrees to provide to the other party a copy of any public announcement regarding this Agreement or the subject matter thereof as soon as reasonably practicable under the circumstances prior to its scheduled release. Except under extraordinary circumstances, each party shall provide the other with an advance copy of any such announcement at least five (5) business days prior to its scheduled release. Each party shall have the right to expeditiously review and recommend changes to any such announcement and, except as otherwise required by Law, the party whose announcement has been reviewed shall remove any information the reviewing party reasonably deems to be inappropriate for disclosure. The contents of any announcement or similar publicity which has been reviewed and approved by the reviewing party can be re-released by either party without a requirement for re-approval.
12.9    Headings. The captions to the several Articles and Sections hereof are not a part of this Agreement, but are merely guides or labels to assist in locating and reading the several Articles and Sections hereof.
12.10    No Partnership. It is expressly agreed that the relationship between Lexicon and BMS shall not constitute a partnership, joint venture or agency. Neither Lexicon nor BMS shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other, without the prior consent of the other party to do so.
12.11    Exports. The parties acknowledge that the export of technical data, materials or products is subject to the exporting party receiving any necessary export licenses and that the parties cannot be responsible for any delays attributable to export controls which are beyond the reasonable control of either party. Lexicon and BMS agree not to export or re-export, directly or indirectly, any information, technical data, the direct product of such data, samples or equipment received or generated under this Agreement in violation of any applicable export control Laws. Lexicon and BMS agree to obtain similar covenants from their Sublicensees and contractors with respect to the subject matter of this Section 12.11.
12.12    Interpretation.
12.12.1    In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

12.12.2    The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The word "any" shall mean "any and all" unless otherwise clearly indicated by context.
12.12.3    Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or therein), (b) any reference to any laws herein shall be construed as referring to such laws as from time to time enacted, repealed or amended, (c) any reference herein to any person shall be construed to include the person’s successors and assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, and (e) all references herein to Articles, Sections, Appendices or Schedules, unless otherwise specifically provided, shall be construed to refer to Articles, Sections, Appendices and Schedules of this Agreement.
12.12.4    References to sections of the Code of Federal Regulations and to the United States Code shall mean the cited sections, as these may be amended from time to time.
12.13    Waiver. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.
12.14    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
* * *
[signature page follows]

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute and deliver this Agreement as of the Effective Date.

LEXICON GENETICS INCORPORATED

By:		Date:
Arthur T. Sands, M.D., Ph.D. President and Chief Executive Officer

BRISTOL-MYERS SQUIBB COMPANY

By:	Date:

Name:

Title:

Exhibit A
Description of Full Phase Program (see Section 1.31)

Objective:
Optimization and characterization of lead Program Compounds with the objective of identifying Development Candidate(s) and Back-up Compound(s) acting through a Selected Target for full pre-clinical and clinical development.

Estimated Annualized FTE Commitments:
Medicinal Chemistry	8 to 12 FTEs (per participating party)
Biology	8 to 12 FTEs (per participating party)
Applied Biotechnology	Support as needed
PCO Group and ancillary support (e.g., Vet. Sci.)	Support as needed

Exhibit B
Description of Level 1 Phenotypic Analysis (see Section 1.42)
Level 1 Phenotypic Analysis is an initial screen designed to identify primary characteristics resulting from selected mutations in Mutant Mice. Level 1 Phenotypic Analysis currently includes the following assays, which may be changed from time to time (a) by the Joint Scientific Committee, at the Joint Scientific Committee’s reasonable scientific discretion, for assays employed in behavioral analysis, and (b) at Lexicon’s reasonable scientific discretion, for assays in other categories.
Optic fundus photography and angiography tests for cardiovascular and neuromuscular integrity are clinically useful for the detection of a wide range of systemic disorders from atherosclerosis to kidney disease.

Blood pressure measurement and heart rate are used to detect hypertension and hypotension.

Behavioral analysis includes a functional observation battery of neurological functions, such as open field activity, inverted screen, hot plate, pre-pulse inhibition and tail suspension.

DEXA (dual energy x-ray absorptiometry) measures bone mineral density and content, and is also used to evaluate percentage body fat.

Micro-CT, a specialized CAT scanner, is used to obtain extensive analysis of soft and hard tissue integrity, with data presented as an array of tissue sections in transverse and longitudinal planes.

Hematology tests involve the measurement of a wide range of soluble serum components typical of human clinical evaluation, along with the evaluation of the cellular composition of blood samples.

FACS (fluorescence activated cell sorting) analysis is used to obtain a detailed picture of animals’ immune status.

CBC (complete blood count) provides information of the animals’ blood cell populations.

Glucose tolerance and insulin level tests measure insulin sensitivity and glucose metabolism.

Immune system challenge assay is performed to detect effects on inflammatory response.

Histopathological survey and interpretation by expert veterinary pathologists.

Exhibit C
Description of Level 2 Phenotypic Analysis (see Section 1.43)
Level 2 Phenotypic Analysis involves one or more of the following analyses, as appropriate, of the effects of selected mutations in Mutant Mice.

Behavioral:
Zero maze - anxiety
Vogel test - anxiety
Olfactory discrimination - cognition
Social recognition - cognition/depression
Morris water maze - cognition
Forced swim test - depression
Forced swim-induced stress on anxiety and/or pain measures
Conditioned avoidance - psychosis
Chung model - pain

Neuroanatomical:
Regional expression throughout the brain and associated structures
Detailed neuroanatomy/pathology throughout the brain and associated structures
Immunocytochemical analysis of relevant markers

Neurochemical:
Ex vivo analysis of levels of neurotransmitters, hormones, and their metabolites
Ex vivo and in vitro analysis of enzyme inhibition
In vivo microdialysis

Neurophysiological:
Electroretinogram
Auditory brainstem response
Whole cell patch-clamp and fluorescent analysis of ion channels and transporters
Brain slice electrophysiology
Ex vivo whole nerve recording
Seizure susceptibility testing
In vitro analysis of neurotoxicity and protection against toxicity (slice cultures)

Exhibit D
Description of Mid-Phase Program (see Section 1.60)

Objective:
Identification and characterization of Program Compounds with the objective of identifying lead Program Compounds that justify optimization efforts in a Full Phase Program and that can be used to recapitulate the phenotype in wild-type mice.

Estimated Annualized FTE Commitments:
Medicinal Chemistry	4 to 7 FTEs (per participating party)
Biology	4 to 7 FTEs (per participating party)
Applied Biotechnology	Support as needed
PCO Group and ancillary support (e.g., Vet. Sci.)	Support as needed

Exhibit E
Allocation of Net Sales in Bundled Transaction (see Section 1.65)
With respect to Products sold in a Bundled Transaction in which BMS, Lexicon or any of their respective Affiliates or Sublicensees discounts the sales price of the Products to a greater degree than BMS, Lexicon, their Affiliates or Sublicensees, respectively, generally discounts the price of its other products to such customer, the amount to be included in Net Sales of such Products shall be calculated in accordance with the following formula:
(ASP-P) (N-P)
NS-P = ————————————————————————BTF
Σm=1 (ASP-pi) (N-pi) +(ASP-P) (N-P)

Where:

NS-P	=	Amount allocated to Net Sales of the Product
ASP-P	=	Average Selling Price (as defined below) per unit, during the applicable period, of the Product when sold alone
ASP-pi	=	Average Selling Price per unit, during the applicable period, of each product, other than a Product, in the Bundled Transaction when sold alone
N-P	=	Total number of units of Product included in the Bundled Transaction during the applicable period
N-pi	=	Total number of units (i.e., corresponding to the same ASP-pi) of each product, other than a Product, included in the Bundled Transaction during the applicable period
Σm=1	=	The sum of the products of the formula (ASP-pi) (N-pi) for each and every product, other than a Product, included in the Bundled Transaction during the applicable period
BTF	=	The aggregate amounts paid to the seller for the Bundled Transaction during the applicable period
The Average Selling Price shall be based on the actual average selling price of the applicable Product or product other than a Product, as the case may be, determined for the applicable period.
If a Product or other product is not sold separately, the Average Selling Price with respect thereto shall be the bona fide list price.
If a Product or other product is not sold separately and no bona fide list price exists for such Product or other product, the Parties shall agree upon an imputed bona fide list price for such Product or other product, and the Average Selling Price with respect thereto shall be based on such imputed list price.

Exhibit F
Form of Material Transfer Agreement for Transfer of Mutant Mice to BMS (see Section 2.2.5)
Material Transfer Agreement

THIS MATERIAL TRANSFER AGREEMENT (this “Agreement”) is entered into effective as of the last date set forth on the signature page hereof (the “Effective Date”) by and between Lexicon Genetics Incorporated, a Delaware corporation (“Lexicon”), and Bristol-Myers Squibb Company, a Delaware corporation (“BMS”).
R E C I T A L S

WHEREAS, Lexicon and BMS are parties to that certain Collaboration and License Agreement dated December 17, 2003 (the “Collaboration Agreement”);
WHEREAS, BMS has the right under Section 2.2.5 of the Collaboration Agreement to obtain certain Mutant Mice;
WHEREAS, BMS desires to exercise such option with respect to the line of Mutant Mice specified in Appendix A;
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, BMS agrees with Lexicon as follows:
1.    Definitions
1.1    “Materials” means the Mutant Mice provided to BMS under this Agreement, any Progeny of such Mutant Mice and any cells, tissues and other biological materials derived from any of the foregoing.
1.2    “Progeny” means mice, including successive generations thereof, that are produced or developed by BMS by breeding Mutant Mice with other Mutant Mice or any other mice; provided that Progeny shall not include any mouse that does not contain the same Selected Mutation as the Mutant Mice provided to BMS under this Agreement.
1.3    “Research Field” means use by BMS, at the internal research facilities of BMS, solely for the purposes of conducting research in support of the efforts of the parties under the Collaboration Agreement.
Capitalized terms used without definition in this Agreement shall have the meanings given to such terms in the Collaboration Agreement. Capitalized terms defined in both this Agreement and the Collaboration Agreement shall have the meanings given to such terms in this Agreement.
2.    Request for and Delivery of Mutant Mice
2.1    Request for Mutant Mice. BMS hereby requests, pursuant to the provisions of Section 2.2.5 of the Collaboration Agreement and subject to the terms thereof, that Lexicon deliver the Mutant Mice specified in Appendix A on the terms specified in this Agreement.
2.2    Processing and Delivery of Mutant Mice. Upon Lexicon’s receipt and acceptance of an executed copy of this Agreement, and subject to the terms of this Agreement, Lexicon will deliver the quantity Mutant Mice and wild-type littermates specified in Appendix A, in accordance with the determination of the Joint Scientific Committee.
2.3    Delivery Conditions for Mutant Mice. Lexicon shall be responsible for making shipping arrangements for the Mutant Mice to be delivered to BMS under this Agreement; provided that BMS shall be responsible for (a) paying all shipment and delivery charges in connection therewith, (b) obtaining, if desired, and paying for any insurance relating thereto, and (c) complying with all customs, regulations, veterinary handling procedures and protocols, and obtaining any and all permits, forms or permissions that may be required for BMS to accept shipment of Mutant Mice from Lexicon. Lexicon shall ship Mutant Mice promptly following its receipt of written confirmation that BMS is prepared to accept such shipment. If BMS fails to provide such written confirmation within thirty (30) days after the Effective Date, BMS shall pay Lexicon a storage and maintenance charge of Five Thousand Dollars ($5,000) for each month or partial month thereafter until Lexicon receives such written confirmation. If BMS fails to provide such written confirmation within three (3) months after the Effective Date, Lexicon shall have no further obligation to maintain Mutant Mice for delivery to BMS under this Agreement and may dispose of such Mutant Mice at its discretion
3.    Use of the Materials
3.1    Non-Exclusive License Grant to Materials. Subject to the terms and conditions of this Agreement, Lexicon hereby grants to BMS and its Affiliates a non-transferable, non-exclusive right and license to use the Materials in the Research Field. BMS agrees to use the Materials solely for purposes of conducting research, at the internal research facilities of BMS, in accordance with the terms and conditions of this Agreement, and not to use the Materials for any purposes for any Third Party or to transfer to or license the use of or make the Materials available to any Third Party.
3.2    No Further Rights. Except as expressly provided herein, no right, title or interest is granted hereunder by Lexicon in, to or under any Lexicon Background Materials, Lexicon Background Technology or any other inventions, information, methods, know-how, trade secrets or data. Without limiting the foregoing, (a) nothing in this Agreement shall be deemed to restrict Lexicon’s rights to use any Materials or, subject to the nonexclusive rights and licenses granted to BMS hereunder and the exclusivity obligations of Lexicon under the Collaboration Agreement, to sell, license or otherwise transfer any Materials to Third Parties, and (b) nothing in this Agreement shall be deemed to modify any of the rights and obligations of the parties under the Collaboration Agreement.
4.    Intellectual Property Rights and Ownership
4.1    Ownership of the Materials. Subject to the non-exclusive rights and licenses granted to BMS hereunder, Lexicon shall own and retain all rights to the Materials, including, without limitation, rights to use, produce, breed, sell and license Mutant Mice.
4.2    Ownership of the Results of Research Using Materials. Subject to the non-exclusive rights and licenses granted hereunder and the rights and licenses granted by Lexicon in the Collaboration Agreement, as between the parties, the rights of Lexicon and BMS with respect to inventions, information, methods, know-how, trade secrets or data discovered, conceived, made, developed and/or reduced to practice through the use of Materials shall be governed by the provisions of the Collaboration Agreement.
5.    Term and Termination
5.1    Term. The term of this Agreement shall commence on the Effective Date and shall remain in effect until the expiration of the last-to-expire Valid Claim of any Patent Rights Controlled by Lexicon that Cover any Materials, unless earlier terminated as set forth herein.
5.2    Termination for Default. An event of default (an “Event of Default”) shall have occurred upon the occurrence of a material breach of this Agreement if the breaching party fails to remedy such breach within sixty (60) days after written notice thereof by the non‑breaching party.
5.3    Effect of an Event of Default.
(a)    Remedies Available to Lexicon. If an Event of Default occurs relating to BMS, and BMS fails to cure such default during any applicable cure period, then Lexicon shall have the right, at its option exercisable in its sole discretion, in addition to any other rights or remedies available to it at law or in equity, to terminate this Agreement upon notice thereof to BMS, in which case (i) the licenses granted to BMS pursuant to Section 3 shall terminate, (ii) BMS shall return to Lexicon, or, upon Lexicon’s written instruction, destroy all information, materials or documentation provided or made available by Lexicon pursuant to this Agreement, and any copies thereof (including electronic copies), and (iii) BMS shall return to Lexicon, or, upon Lexicon’s written instruction, destroy any Materials.
(b)    Remedies Available to BMS. If an Event of Default occurs relating to Lexicon, and Lexicon fails to cure such default during any applicable cure period, then BMS shall have the right, at its option exercisable in its sole discretion, in addition to any other rights or remedies available to it at law or in equity and subject to the limitations set forth in Section 6, to terminate this Agreement upon notice thereof to Lexicon.
5.4    Effect of Expiration or Termination of Agreement. The expiration or termination of this Agreement shall not relieve the parties of any obligation accruing prior to such expiration or termination. The provisions of Sections 1, 3.2, 4, 6 and 7 hereof shall survive the expiration or termination of this Agreement.
6.    Disclaimer of Warranties and Limitation of Liability
6.1    Disclaimer of Warranties. THE MUTANT MICE AND OTHER MATERIALS ARE BEING SUPPLIED TO BMS WITH NO WARRANTIES, EXPRESS OR IMPLIED. LEXICON HEREBY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. LEXICON MAKES NO REPRESENTATION OR WARRANTY THAT THE USE OF THE MATERIALS OR THE CONDUCT OF RESEARCH WITHIN THE RESEARCH FIELD HEREUNDER WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHTS OF THIRD PARTIES.
6.2    Experimental Nature of Materials. THE MATERIALS ARE EXPERIMENTAL IN NATURE AND SHOULD BE USED WITH CAUTION SINCE ALL OF THEIR CHARACTERISTICS ARE NOT KNOWN. BMS AGREES TO COMPLY WITH ALL FEDERAL, STATE AND LOCAL STATUTES, RULES AND REGULATIONS RELATING TO THE USE, HANDLING AND STORAGE OF THE MATERIALS.
6.3    Limitation of Liability. Lexicon shall in no event be liable for any use by BMS of the Materials or any loss, claim, damage or liability, of whatever kind or nature, which may arise from or in connection the use, handling or storage of the Materials by BMS. NOTWITHSTANDING ANYTHING ELSE IN THIS AGREEMENT OR OTHERWISE TO THE CONTRARY, NEITHER LEXICON NOR BMS WILL BE LIABLE WITH RESPECT TO ANY MATTER ARISING UNDER THIS AGREEMENT UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR (A) ANY PUNITIVE, EXEMPLARY, INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS OR (B) COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY OR SERVICES.
7.    Indemnification
Except to the extent prohibited by law, BMS shall assume all liability for, and shall defend, indemnify and hold Lexicon, its Affiliates and their respective employees and agents harmless from, all claims, losses, damages or expenses (including reasonable attorneys’ fees) arising as a result of the use by BMS or its Affiliates of the Materials, except for and to the extent that any such liability results from the gross negligence or willful misconduct of Lexicon.
8.    Miscellaneous
8.1    Entire Agreement. This Agreement, together with the Collaboration Agreement, constitutes the entire and exclusive agreement between the parties with respect to the subject matter hereof and, with respect to any conflicting terms from prior agreements between the parties, supersedes and cancels such conflicting sections from all previous registrations, agreements, commitments and writings in respect thereof. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both parties hereto.
8.2    Assignment and Waiver. This Agreement may not be assigned or otherwise transferred by either party without the consent of the other party; provided, however, that Lexicon or BMS may, without such consent, assign its rights and obligations under this Agreement to a permitted assignee under the Collaboration Agreement; provided, however, that such assigning party’s rights and obligations under this Agreement shall be assumed by such permitted assignee shall not be transferred except in connection with an assignment of the assigning party’s rights and obligations under the Collaboration Agreement. Any purported assignment in violation of the provisions of this Section 8.2 shall be void. The waiver by either party hereto of any right hereunder or the failure to perform or of a breach by the other party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other party whether of a similar nature or otherwise.
8.3    Force Majeure. Neither party shall be held liable or responsible to the other party nor be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any obligation under this Agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected party, including but not limited to fire, floods, embargoes, war, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, acts of God or acts, omissions or delays in acting by any governmental authority or the other party; provided, however, that the party so affected shall use reasonable commercial efforts to avoid or remove such causes of nonperformance, and shall continue performance hereunder with reasonable dispatch whenever such causes are removed. Either party shall provide the other party with prompt written notice of any delay or failure to perform that occurs by reason of force majeure. The parties shall mutually seek a resolution of the delay or the failure to perform as noted above.
8.4    Applicable Law. This Agreement shall be governed by, construed, and interpreted in accordance with, the laws of the State of Delaware, United States of America, without reference to conflict of laws principles.
8.5    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.
8.6    Severability. Each party hereby agrees that it does not intend to violate any public policy, statutory or common laws, rules, regulations, treaty or decision of any government agency or executive body thereof of any country or community or association of countries. Should one or more provisions of this Agreement be or become invalid, the parties hereto shall substitute, by mutual consent, valid provisions for such invalid provisions which valid provisions in their economic effect are sufficiently similar to the invalid provisions that it can be reasonably assumed that the parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalidity of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the parties would not have entered into this Agreement without the invalid provisions.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute and deliver this Agreement as of the Effective Date.

Bristol-Myers Squibb Company

By:
(Signature of Authorized Representative)

Printed Name:

Title:

Date:

Lexicon Genetics Incorporated

By:
(Signature of Authorized Representative)

Printed Name:

Title:

Date:

Appendix A
Mutant Mice

1.	Identity of the line of Mutant Mice to which this Agreement relates: ___________________

2.	Numbers of mice to be delivered:

a.	Male Mutant Mice homozygous for the selected mutation: ____

b.	Female Mutant Mice homozygous for the selected mutation: ____

c.	Male wild-type littermates: ____

d.	Female wild-type littermates: ____